Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

14 Oct 2009

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Announcement dated 25 September, 30 September, 5 October, 8 October and 9 October 2009 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd


09047215

Aldous Chiu

Encl.
AC/kh



新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

DATE OF BOARD MEETING

The board of directors (the "Board") of New World Development Company Limited (the "Company") announces that a meeting of the Board will be held on Thursday, 8 October 2009 for the purpose of, among other matters, approving the release of the final results of the Company and its subsidiaries for the year ended 30 June 2009 and considering the recommendation of a final dividend.

By Order of the Board
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong, 25 September 2009

As at the date of this announcement, the Board of the Company comprises (a) six executive directors, namely Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Dr. Sin Wai-Kin, David, Mr. Liang Chong-Hou, David, Mr. Leung Chi-Kin, Stewart and Mr. Cheng Chi-Kong, Adrian; (b) four non-executive directors, namely Mr. Cheng Kar-Shing, Peter, Mr. Chow Kwai-Cheung, Mr. Liang Cheung-Biu, Thomas and Ms. Ki Man-Fung, Leonie; and (c) four independent non-executive directors, namely Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson (alternate director to Dr. Cha Mou-Sing, Payson: Mr. Cha Mou-Zing, Victor), Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai, John.



新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(stock code: 17)



新創建 NWS
新創建集團有限公司*
NWS HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)
(stock code: 659)

CONNECTED TRANSACTION: DISPOSAL OF SUBSIDIARY

The respective boards of directors of NWD and NWS announce that NWSPMWZ, an indirect 63.6% subsidiary of NWS, has entered into the Agreement on 30 September 2009 with the PRC Party, pursuant to which NWSPMWZ has agreed to sell, and the PRC Party has agreed to purchase and procure its nominee(s) to purchase, 55% equity interest in WZNWT for the Consideration of RMB282.0 million (equivalent to approximately HK$320.5 million). Upon Completion, NWS will no longer hold any equity interest in WZNWT.

As at the date of this announcement, WZNWT is 55% owned by NWSPMWZ which is a non-wholly owned subsidiary of NWS, and NWS is owned as to approximately 57% by NWD. The PRC Party owns 45% equity interest in WZNWT and thus, the PRC Party is a connected person of each of NWD and NWS. The Disposal constitutes a connected transaction for both NWD and NWS under Rule 14A.13(1)(a) of the Listing Rules.

In respect of each of NWD and NWS, as the respective applicable percentage ratios of the Disposal exceed 0.1% but are less than 2.5%, the Disposal is subject to the reporting and announcement requirements but is exempted from the independent shareholders' approval requirement pursuant to Rule 14A.32 of the Listing Rules.

INTRODUCTION

The respective boards of directors of NWD and NWS announce that NWSPMWZ, an indirect 63.6% subsidiary of NWS, has entered into the Agreement on 30 September 2009 with the PRC Party, pursuant to which NWSPMWZ has agreed to sell, and the PRC Party has agreed to purchase and procure its nominee(s) to purchase 55% equity interest in WZNWT for the Consideration of RMB282.0 million (equivalent to approximately HK$320.5 million).

The major terms of the Agreement are set out below.

THE AGREEMENT

Date: 30 September 2009

Parties:

Vendor: NWSPMWZ

Purchaser: the PRC Party

Assets to be disposed

The 55% equity interest in WZNWT currently held by NWSPMWZ. Upon Completion, the said 55% equity interest in WZNWT will be transferred by NWSPMWZ to the PRC Party and its nominee(s). The identity of the nominee(s) will be determined by the PRC Party later.

Consideration

Pursuant to the Agreement, the Consideration of RMB282.0 million (equivalent to approximately HK$320.5 million) shall be paid in cash by the PRC Party and its nominee(s) to NWSPMWZ in the following manner:-

(1) a sum of RMB197.4 million (equivalent to approximately HK$224.3 million), representing 70% of the Consideration, shall be deposited within 30 working days after the date of the Agreement and upon the hand-over of the management rights of WZNWT to the PRC Party, to a bank account in the PRC designated by NWSPMWZ;

(2) a further sum of RMB42.3 million (equivalent to approximately HK$48.1 million), representing 15% of the Consideration, shall be deposited within 15 working days from the date of obtaining the approval of the Disposal from Zhejiang Foreign Trade and Economic Cooperation Bureau to a bank account in the PRC designated by NWSPMWZ; and

(3) the remaining balance of RMB42.3 million (equivalent to approximately HK$48.1 million), representing 15% of the Consideration, shall be paid within 15 working days from the date of approval of the registration of the Disposal by Zhejiang Administration for Industry & Commerce (the "Approval Date") to a bank account jointly designated by NWSPMWZ and the PRC Party (the "Designated Account").

NWSPMWZ shall procure that the 85% of the Consideration deposited at its designated bank account in the PRC be transferred to the Designated Account within 15 working days from the Approval Date. On the working day immediately after the payment or transfer by the PRC Party and NWSPMWZ of the relevant portion of the Consideration into the Designated Account, NWSPMWZ and the PRC Party shall procure the transfer of the Consideration in the Designated Account, after deduction of all tax payable by NWSPMWZ under the applicable law, to a bank account in Hong Kong designated by NWSPMWZ.

The Consideration was determined between NWSPMWZ and the PRC Party after arm's length negotiations with reference to cash injected (together with other related costs) by NWSPMWZ, which amounts to approximately HK$267.9 million, plus premium.

Completion

Completion shall take place within 6 months upon signing of the Agreement.

INFORMATION ON NWSPMWZ, THE PRC PARTY AND WZNWT

NWSPMWZ is an investment holding company, whose sole asset is the 55% equity interest in WZNWT. As at the date of this announcement, NWSPMWZ is held as to 63.6% indirectly by NWS.

The PRC Party is 溫州港集團有限公司 Wenzhou Port Group Co., Ltd, a company incorporated in the PRC with limited liability and owns 45% equity interest in WZNWT as at the date of this announcement. The principal business activities of the PRC Party is the operation of terminal and related businesses.

WZNWT is a sino-foreign equity joint venture enterprise incorporated in the PRC with limited liability and is carrying on the business of terminal operation.

REASONS FOR THE DISPOSAL

Continuous deferral of construction of public facilities and infrastructure severely impacts the normal operation of WZNWT. As a newly developed terminal area, NWS considers the timing of operation is the key success factor. WZNWT has secured a major customer for start-up, however, business opportunities have been lost due to deferral of terminal operation as compared to original plan and the business environment has been changed drastically.

According to the audited accounts of WZNWT for the year ended 31 December 2008, the net asset value of WZNWT amounted to RMB481.0 million (equivalent to approximately HK$546.6 million). Since the terminal project held by WZNWT is still undergoing construction, no profit or loss (both before and after taxation and extraordinary items) were recognized by WZNWT during the two financial years ended 31 December 2007 and 2008.

The directors of NWS re-evaluate the latest development of the project and the overall business environment and conclude that it is in the interest of NWS to dispose of its 55% equity interest in WZNWT.

The directors (including the independent non-executive directors) of each of NWD and NWS consider the terms and conditions of the Agreement are on normal commercial terms, fair and reasonable and in the interest of each of the NWD Group and the NWS Group and their respective shareholders as a whole.

EFFECTS AND FINANCIAL IMPLICATIONS OF THE DISPOSAL

Upon Completion, an estimated unaudited gain (being the amount by which the Consideration exceeds the aggregate of the estimated transaction costs and the unaudited book value of the NWSPMWZ's total carrying value of approximately HK$244.2 million as at the date of this announcement) of approximately HK$72.1 million for NWSPMWZ is expected to arise from the Disposal. The NWS Group's effective share of this unaudited gain is estimated to be approximately HK$45.8 million.

The net proceeds of approximately HK$316.3 million after expenses will be received by NWSPMWZ. The NWS Group's share of such net proceeds will be used as its general working capital. Upon Completion, NWS will no longer hold any equity interest in WZNWT.

LISTING RULES IMPLICATION

As at the date of this announcement, WZNWT is 55% owned by NWSPMWZ which is a non-wholly owned subsidiary of NWS, and NWS is owned as to approximately 57% by NWD. The PRC Party owns 45% equity interest in WZNWT and thus, the PRC Party is a connected person of each of NWD and NWS. The Disposal constitutes a connected transaction for both NWD and NWS under Rule 14A.13(1)(a) of the Listing Rules.

In respect of each of NWD and NWS, as the respective applicable percentage ratios of the Disposal exceed 0.1% but are less than 2.5%, the Disposal is subject to the reporting and announcement requirements but is exempted from the independent shareholders' approval requirement pursuant to Rule 14A.32 of the Listing Rules.

GENERAL

The NWD Group is principally engaged in investments in the areas of property, infrastructure, hotel operation, department store operation, services as well as telecommunications and technology. NWD is the ultimate holding company of the NWS Group.

The NWS Group is principally engaged in (1) the investment in and/or operation of facilities, contracting, transport and financial services; and (2) the development, investment, operation and/or management of power plants, water treatment and waste management plants, roads as well as ports and logistics facilities.

DEFINITIONS

"Agreement"	the Chinese sale and purchase agreement dated 30 September 2009 entered into between, inter alia, NWSPMWZ as vendor and the PRC Party as purchaser in respect of the sale and purchase of the 55% equity interest in WZNWT
"Completion"	completion of the Agreement
"Consideration"	RMB282.0 million (equivalent to approximately HK$320.5 million)
"connected person"	has the meaning ascribed to it under the Listing Rules
"Disposal"	the proposed disposal of 55% equity interest in WZNWT by NWSPMWZ pursuant to the terms of the Agreement and the performance of the transactions contemplated thereunder
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the issued shares of which are listed on the main board of the Stock Exchange
"NWD Group"	NWD and its subsidiaries (including the NWS Group) from time to time
"NWS"	NWS Holdings Limited, a company incorporated in Bermuda with limited liability, the issued shares of which are listed on the main board of the Stock Exchange and beneficially owned as to approximately 57% by NWD as at the date of this announcement
"NWS Group"	NWS and its subsidiaries from time to time
"NWSPMWZ"	NWS Ports Management (Wenzhou) Limited, a company incorporated in Hong Kong with limited liability and held as to 63.6% indirectly by NWS as at the date of this announcement

"PRC"	the People's Republic of China which, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan
"PRC Party"	溫州港集團有限公司 Wenzhou Port Group Co., Ltd, a company incorporated in the PRC with limited liability and owns 45% equity interest in WZNWT as at the date of this announcement
"RMB"	Renminbi, the lawful currency of the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"WZNWT"	溫州狀元嶴新創建國際碼頭有限公司 Wenzhou Zhuangyuan Ao New World International Terminals Company Limited, a sino-foreign equity joint venture enterprise incorporated in the PRC with limited liability, and held as to 55% by NWSPMWZ and as to 45% by the PRC Party as at the date of this announcement
"%"	per cent.

For the purpose of this announcement and for illustrative purpose only, amounts denominated in RMB have been translated into HK$ using the following rate:

HK$1 = RMB0.88

No representation is made that any amount in RMB or HK$ could have been or could be converted at the above ratio or any other rates at all.

By order of the board of
NEW WORLD DEVELOPMENT COMPANY LIMITED
Leung Chi Kin, Stewart
Company Secretary

By order of the board of
NWS HOLDINGS LIMITED
Chow Tak Wing
Company Secretary

Hong Kong, 30 September 2009

As at the date of this announcement: (a) the executive directors of NWD are Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Dr. Sin Wai Kin, David, Mr. Liang Chong Hou, David, Mr. Leung Chi Kin, Stewart and Mr. Cheng Chi Kong, Adrian; (b) the non-executive directors of NWD are Mr. Cheng Kar Shing, Peter, Mr. Chow Kwai Cheung, Mr. Liang Cheung Biu, Thomas and Ms. Ki Man Fung, Leonie; and (c) the independent non-executive directors of NWD are Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson (alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor), Mr. Ho Hau Hay, Hamilton and Mr. Lee Luen Wai, John.

As at the date of this announcement: (a) the executive directors of NWS are Dr. Cheng Kar Shun, Henry, Mr. Doo Wai Hoi, William, Mr. Tsang Yam Pui, Mr. Wong Kwok Kin, Andrew, Mr. Lam Wai Hon, Patrick, Mr. Cheung Chin Cheung, Mr. William Junior Guilherme Doo and Mr. Cheng Chi Ming, Brian; (b) the non-executive directors of NWS are Mr. Wilfried Ernst Kaffenberger (alternate director to Mr. Wilfried Ernst Kaffenberger: Mr. Yeung Kun Wah, David), Mr. To Hin Tsun, Gerald and Mr. Dominic Lai; and (c) the independent non-executive directors of NWS are Mr. Kwong Che Keung, Gordon, Mr. Cheng Wai Chee, Christopher and The Honourable Shek Lai Him, Abraham.

* *For identification purposes only*

For Main Board and GEM listed issuers


HKEx
香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 30/09/2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: New World Development Company Limited
Date Submitted: 05/10/2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 0017 Description : Ordinary Shares

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	10,000,000,000	HK$1.00	HK$10,000,000,000
Increase/(decrease)	Nil		Nil
Balance at close of the month	10,000,000,000	HK$1.00	HK$10,000,000,000

(2) Stock code : Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : ___________ Description : ___________

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : ___________ Description : ___________

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : **HK$10,000,000,000**

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	**3,867,318,158**	N/A	N/A	N/A
Increase/ (decrease) during the month	-	N/A	N/A	N/A
Balance at close of the month	**3,867,318,158**	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1.Share Option Scheme adopted on (24/11/2006) Ordinary shares *(Note 1)*	Nil	Nil	Nil	Nil	Nil	123,271,230
2. N/A (/ /) shares *(Note 1)*						
3. N/A (/ /) shares *(Note 1)*						

Total A. (Ordinary shares) Nil

(Preference shares) N/A

(Other class) N/A

Total funds raised during the month from exercise of options (State currency) Nil

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. ______ ______ ______ (/ /) Stock code (if listed) ______ Class of shares issuable *(Note 1)* ______ Subscription price ______ EGM approval date (if applicable) (dd/mm/yyyy) (/ /)	______	______	______	______	______	______
2. ______ ______ ______ (/ /) Stock code (if listed) ______ Class of shares issuable *(Note 1)* ______ Subscription price ______ EGM approval date (if applicable) (dd/mm/yyyy) (/ /)	______	______	______	______	______	______
3. ______ ______ ______ (/ /) Stock code (if listed) ______ Class of shares issuable *(Note 1)* ______ Subscription price ______ EGM approval date (if applicable) (dd/mm/yyyy) (/ /)	______	______	______	______	______	______
4. ______ ______ ______ (/ /) Stock code (if listed) ______ Class of shares issuable *(Note 1)* ______ Subscription price ______ EGM approval date (if applicable) (dd/mm/yyyy) (/ /)	______	______	______	______	______	______

Total B. (Ordinary shares)______

(Preference shares)______

(Other class)______

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Convertible Bonds issued by Sherson Limited due 2014	HKD	6,000,000,000	Nil	6,000,000,000	Nil	224,014,336
Stock code (if listed) N/A Class of shares issuable *(Note 1)* Ordinary Subscription price HKD26.784 EGM approval date (if applicable) (dd/mm/yyyy)) (/N/A/)						
2. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. N/A						
Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total C. (Ordinary shares) Nil
(Preference shares) N/A
(Other class) N/A

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /) shares *(Note 1)*		
2. (/ /) shares *(Note 1)*		
3. (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	______	______
4. Bonus issue		Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	______	______

For Main Board and GEM listed issuers

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (- / - / -) EGM approval date: (dd/mm/yyyy) (- / - / -)	______	______
6. Repurchase of shares		Class of shares repurchased (Note 1) ______ Cancellation date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
7. Redemption of shares		Class of shares redeemed (Note 1) ______ Redemption date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
8. Consideration issue	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (Note 1)	________		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	________	________
10. Other (Please specify)	At price : State currency ______	Class of shares issuable (Note 1)	________		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	________	________
		Total E.	(Ordinary shares)	Nil	
			(Preference shares)	N/A	
			(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	Nil
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Nil

Submitted by: Leung Chi Kin

Title: Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*



新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)
(Hong Kong Stock Code: 0017)

Annual Results Announcement 2008/2009

RESULTS

The board of directors (the "Board") of New World Development Company Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (collectively the **"Group") for the year ended 30 June 2009 as follows:**

CONSOLIDATED INCOME STATEMENT

Year ended 30 June 2009

	Note	**2009 HK$m**	2008 HK$m (Restated)
Revenues	2	**24,415.0**	29,360.8
Cost of sales		**(17,421.8)**	(20,844.8)
Gross profit		**6,993.2**	8,516.0
Other income		**265.2**	109.8
Other gains, net		**1,714.5**	2,174.7
Selling and marketing expenses		**(405.2)**	(441.4)
Administrative expenses		**(1,635.9)**	(1,968.4)
Other operating expenses		**(2,761.2)**	(2,531.1)
Changes in fair value of investment properties		**(1,841.2)**	4,022.6
Operating profit	3	**2,329.4**	9,882.2
Financing income		**807.3**	1,016.9
Financing costs		**(1,068.9)**	(1,282.0)
		2,067.8	9,617.1
Share of results of			
Jointly controlled entities		**2,055.6**	3,613.4
Associated companies		**67.9**	962.4
Profit before taxation		**4,191.3**	14,192.9
Taxation	4	**(439.4)**	(1,444.0)
Profit for the year		**3,751.9**	12,748.9
Attributable to:			
Shareholders of the Company		**2,083.5**	9,685.7
Non-controlling interests		**1,668.4**	3,063.2
		3,751.9	12,748.9
Dividends		**1,158.9**	1,612.2
Earnings per share	5		
Basic		**HK$0.55**	HK$2.59
Diluted		**HK$0.53**	HK$2.49

CONSOLIDATED BALANCE SHEET

As at 30 June 2009

	Note	2009 HK$m	2008 HK$m (Restated)
ASSETS			
Non-current assets			
Investment properties		**31,007.7**	31,577.9
Property, plant and equipment		**7,328.9**	5,987.7
Leasehold land and land use rights		**5,075.8**	4,950.7
Intangible concession rights		**834.1**	1,153.5
Intangible assets		**1,684.0**	1,409.4
Interests in jointly controlled entities		**31,918.5**	30,547.1
Interests in associated companies		**7,828.3**	10,163.3
Available-for-sale financial assets		**5,509.3**	4,796.5
Held-to-maturity investments		**34.6**	33.4
Financial assets at fair value through profit or loss		**378.1**	1,194.4
Derivative financial instruments		**152.1**	-
Properties for development		**11,152.7**	11,174.9
Deferred tax assets		**476.5**	322.2
Other non-current assets		**1,532.2**	1,284.8
		104,912.8	104,595.8
Current assets			
Properties under development		**16,264.1**	18,409.6
Properties held for sale		**14,565.5**	5,901.7
Available-for-sale financial assets		**105.9**	-
Stocks		**402.9**	454.2
Debtors and prepayments	6	**20,914.7**	18,897.5
Financial assets at fair value through profit or loss		**63.3**	629.9
Cash held on behalf of customers		**3,661.9**	3,105.8
Restricted bank balances		**257.2**	636.9
Cash and bank balances		**14,080.0**	13,126.1
		70,315.5	61,161.7
Non-current assets classified as assets held for sale		**1,291.0**	-
		71,606.5	61,161.7
Total assets		**176,519.3**	165,757.5

CONSOLIDATED BALANCE SHEET

As at 30 June 2009

	Note	2009 HK$m	2008 HK$m (Restated)
EQUITY			
Share capital		**3,867.3**	3,736.5
Reserves		**69,732.9**	67,718.7
Proposed final dividend		**812.1**	939.6
Shareholders' funds		**74,412.3**	72,394.8
Non-controlling interests		**23,070.7**	22,509.9
Total equity		**97,483.0**	94,904.7
LIABILITIES			
Non-current liabilities			
Long-term borrowings		**33,764.1**	31,361.8
Deferred tax liabilities		**5,096.2**	5,142.8
Other non-current liabilities		**375.0**	461.7
		39,235.3	36,966.3
Current liabilities			
Creditors and accrued charges	7	**21,420.6**	20,656.2
Current portion of long-term borrowings		**7,796.2**	7,193.0
Short-term borrowings		**8,994.7**	4,608.9
Current tax payable		**1,589.5**	1,428.4
		39,801.0	33,886.5
Total liabilities		**79,036.3**	70,852.8
Total equity and liabilities		**176,519.3**	165,757.5
Net current assets		**31,805.5**	27,275.2
Total assets less current liabilities		**136,718.3**	131,871.0

Notes:

1. Basis of preparation

The financial statements of the Company have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). The financial statements have been prepared under the historical cost convention, as modified by the revaluation of investment properties, available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss, which are measured at fair value.

(a) Adoption of new or revised accounting standards

In the current year, the Group has adopted the following amendments to standards and interpretations:

HKAS 39 and HKFRS 7 Amendments	Reclassification of Financial Assets
HK(IFRIC) – Int 12	Service Concession Arrangements
HK(IFRIC) – Int 13	Customer Loyalty Programmes
HK(IFRIC) – Int 14	HKAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction
HK(IFRIC) – Int 9 and HKAS 39 Amendments	Amendments on Embedded Derivatives

In addition, the Group has early adopted the following revised standards for the year ended 30 June 2009:

HKFRS 3 (Revised)	Business Combinations
HKAS 27 (Revised)	Consolidated and Separate Financial Statements

The adoption of HK(IFRIC) – Int 12, HKFRS 3 (Revised) and HKAS 27 (Revised) has resulted in a change in the accounting policies. The change in the accounting policy in respect of the adoption of HK(IFRIC) – Int 12 has been applied respectively and the changes in the accounting policy in respect of HKFRS 3 (Revised) and HKAS 27 (Revised) have been applied prospectively to transactions during the year ended 30 June 2009. The adoption of other amendments and interpretations does not have a significant effect on the results and financial position of the Group. The details of the changes are set out as below.

HK(IFRIC) – Int 12:
HK(IFRIC) – Int 12 applies to contractual service concession arrangements ("Service Concessions") whereby the Group participates in the development, financing, operation and maintenance of infrastructures for public services, such as toll roads and bridges, power plants and water treatment plants (the "Infrastructures"). Prior to the adoption of HK(IFRIC) - Int 12, the costs incurred for the construction or upgrade work or the acquisition of the Infrastructures under the Service Concessions were accounted for as property, plant and equipment. On the adoption of HK(IFRIC) - Int 12, these Service Concessions are accounted for as intangible assets to the extent that the Group receives a right to charge users of the respective Infrastructures, or as financial assets to the extent that the Group has an unconditional contractual right to receive cash or another financial asset from or at the direction of the granting authorities under the service concession arrangement.

Intangible assets resulting from the application of HK(IFRIC) - Int 12 are recorded in the balance sheet as "Intangible concession rights". The intangible concession rights are amortised, where applicable, on an economic usage basis for roads and bridges or on a straight-line basis for water treatment plants over the periods to which the Group is granted the rights to operate these Infrastructures.

1. **Basis of preparation (Continued)**

(a) **Adoption of new or revised accounting standards (Continued)**

Financial assets held by jointly controlled entities resulting from the application of HK(IFRIC) - Int 12 are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

Furthermore, the Group recognises income and expenses associated with construction services and upgrade services provided under the Service Concessions in accordance with the Group's accounting policy on construction revenue.

HKFRS 3 (Revised) and HKAS 27 (Revised):
HKFRS 3 (Revised) continued to apply the acquisition method to business combinations, with some significant changes. For example, all acquisition-related costs should be expensed. The cost of acquisition includes the fair value at the acquisition date of any contingent purchase consideration. In a business combination undertaken, the previously held equity interest in the acquiree is remeasured at fair value and the difference between its fair value and carrying amount is recognised in the income statement. There is a choice, on the basis of each acquisition to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets.

As the Group has early adopted HKFRS 3 (Revised), it is required to early adopt HKAS 27 (Revised) at the same time. HKAS 27 (Revised) provides that the transactions with non-controlling interests that do not result in the loss of control are accounted for as equity transactions and these undertaken transactions will no longer result in goodwill or gains and losses. When control is lost, any remaining interest in the entity is remeasured to fair value and the difference between the fair value and the carrying amount is recognised in the income statement.

The effect of the changes in the accounting policies following the adoption of the relevant new or revised accounting standards on the consolidated income statements for the years ended 30 June 2009 and 2008 are as follows:

	2009			2008
	HK(IFRIC) - Int12	HKFRS 3 (Revised) and HKAS 27 (Revised)	Total	HK(IFRIC) - Int12
	HK$m	HK$m	HK$m	HK$m
Increase/(decrease) in profit for the year				
Other gains, net	-	383.2	383.2	-
Administrative expenses				
Amortisation	(69.3)	-	(69.3)	(89.9)
Depreciation	69.3	-	69.3	89.9
Others	-	(4.2)	(4.2)	-
Operating profit	-	379.0	379.0	-
Share of result of jointly controlled entities	18.3	-	18.3	18.6
Profit before taxation	18.3	379.0	397.3	18.6
Taxation	-	-	-	-
Profit for the year	18.3	379.0	397.3	18.6
Attributable to:				
Shareholders of the Company	10.4	272.1	282.5	11.3
Non-controlling interests	7.9	106.9	114.8	7.3
	18.3	379.0	397.3	18.6
Earnings per share (HK$)				
Basic	0.003	0.071	0.074	0.003
Diluted	0.003	0.071	0.074	0.003

1. Basis of preparation (Continued)

(a) Adoption of new or revised accounting standards (Continued)

The effect of the changes in the accounting policies following the adoption of the relevant new or revised accounting standards on the consolidated balance sheets as at 30 June 2009 and 2008 are as follows:

	2009			2008
	HK(IFRIC) - Int12	HKFRS 3 (Revised) and HKAS 27 (Revised)	Total	HK(IFRIC) - Int12
	HK$m	HK$m	HK$m	HK$m
Increase/(decrease)				
Property, plant and equipment	(834.1)	-	(834.1)	(1,153.5)
Intangible concession rights	834.1	-	834.1	1,153.5
Intangible assets - goodwill	-	(371.4)	(371.4)	-
Interests in jointly controlled entities	147.6	319.1	466.7	129.3
	147.6	(52.3)	95.3	129.3
Deferred tax liabilities	30.7	-	30.7	30.7
Net assets	116.9	(52.3)	64.6	98.6
Retained profits	41.6	(46.3)	(4.7)	31.1
Exchange reserve	25.0	-	25.0	24.8
Non-controlling interests	50.3	(6.0)	44.3	42.7
Total equity	116.9	(52.3)	64.6	98.6

1. Basis of preparation (Continued)

(b) Standards, amendments and interpretations which are not yet effective

The following new/revised standards, amendments and interpretations are mandatory for the Group's accounting periods beginning on or after 1 July 2009 but which the Group has not early adopted, are as follows:

Effective for the year ending 30 June 2010

HKFRS 1 (Revised)	First-time Adoption of HKFRS
HKFRS 1 and HKAS 27 Amendments	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
HKFRS 2 Amendments	Vesting Conditions and Cancellations
HKFRS 7 Amendments	Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments
HKFRS 8	Operating Segments
HKAS 1 (Revised)	Presentation of Financial Statements
HKAS 23 (Revised)	Borrowing Costs
HKAS 32 and HKAS 1 Amendments	Puttable Financial Instruments and Obligations Arising on Liquidation
HKAS 39 Amendments	Eligible Hedged Items
HK(IFRIC) – Int 15	Agreements for the Construction of Real Estate
HK(IFRIC) – Int 16	Hedges of a Net Investment in a Foreign Operation
HK(IFRIC) – Int 17	Distributions of Non-cash Assets to Owners
HK(IFRIC) – Int 18	Transfers of Assets from Customers
HKFRSs Amendments	Improvement to HKFRSs 2008

Effective for the year ending 30 June 2011

HKFRS 1 Amendments	Additional Exemptions for First-time adopters
HKFRS 2 Amendments	Group Cash-settled Share-based Payment Transactions
HKFRSs Amendments	Improvement to HKFRSs 2009

The Group has already commenced an assessment of the impact of these new or revised standards, amendments and interpretations, certain of which are relevant to the Group's operation and will give rise to changes in presentation, disclosures and measurements of certain items in the financial statements.

2. Segment information

(a) Business segments

	Property investment HK$m	Property development HK$m	Service HK$m	Infrastructure HK$m	Telecommunications HK$m	Department stores HK$m	Hotel operations HK$m	Others HK$m	Eliminations HK$m	Consolidated HK$m
2009										
External	[illegible]	[illegible]	[illegible]	270.1	[illegible]	[illegible]	2,267.7	[illegible]	-	[illegible]
Inter-segment	[illegible]	-	2,394.4	-	59.2	-	-	-	[illegible]	-
Revenues	[illegible]	[illegible]	17,113.4	[illegible]	[illegible]	[illegible]	2,267.7	[illegible]	[illegible]	[illegible]
Segment results	1,004.6	[illegible]	823.1	[illegible]	8.7	506.6	300.8	70.5	-	3,100.6
Other gains, net	[illegible]	[illegible]	(200.7)	506.9	(7.3)	9.4	(330.3)	623.8	-	1,710.5
Changes in fair value of investment properties	(1,340.3)	-	-	-	-	-	-	-	-	(1,340.3)
Unallocated corporate expenses										(646.9)
Operating profit										2,330.4
Financing income										807.3
Financing costs										[illegible]
										2,067.8
Share of results of										
Jointly controlled entities	406.2	202.4	439.1	1,000.1	-	-	(87.7)	(36.2)	-	2,005.6
Associated companies	199.8	(7.0)	(72.0)	9.2	(66.4)	(2.8)	(0.2)	8.4	-	67.9
Profit before taxation										4,496.3
Taxation										(430.4)
Profit for the year										3,758.9
Segment assets	33,768.5	91,607.3	17,446.9	1,380.4	1,347.4	4,729.4	6,136.4	6,400.4	-	128,806.7
Interests in jointly controlled entities	5,000.2	9,401.0	4,362.8	10,822.3	-	-	958.2	506.0	-	34,918.5
Interests in associated companies	1,602.3	1,140.8	2,459.4	304.4	2,047.2	0.9	112.4	58.9	-	7,228.3
Unallocated assets										14,968.8
Total assets										176,980.3
Segment liabilities	696.9	7,250.6	10,310.0	208.5	106.0	1,768.4	644.7	782.5	-	21,798.6
Unallocated liabilities										57,240.7
Total liabilities										79,006.3
Capital expenditure	1,075.4	70.8	686.2	-	131.8	590.4	600.7	26.8	-	3,182.1
Depreciation and amortisation	40.4	102.6	137.9	69.3	40.0	109.9	200.5	31.7	-	913.3
Impairment charge and provision	68.8	97.4	150.6	-	7.3	-	394.2	330.0	-	1,048.3

2. Segment information (Continued)

(a) Business segments

	Property investment HK$m	Property development HK$m	Services HK$m	Infrastructure HK$m	Telecommunications HK$m	Department stores HK$m	Hotel operations HK$m	Others HK$m	Eliminations HK$m	Consolidated HK$m
2000 (Restated)										
External	1,433.2	4,632.9	16,831.5	337.4	968.1	2,236.0	2,500.0	412.7	-	29,360.8
Inter-segment	228.5	-	1,856.8	-	68.1	-	-	-	(2,150.4)	-
Revenues	1,661.7	4,632.9	18,708.3	337.4	1,037.2	2,236.0	2,500.0	412.7	(2,150.4)	29,360.8
Segment results	1,036.0	1,000.5	1,079.4	130.2	(46.3)	434.3	590.2	130.0	-	4,328.1
Other gains, net	26.8	98.3	16.6	(16.2)	(583.8)	1,690.4	112.1	590.8	-	2,174.7
Changes in fair value of investment properties	4,022.6	-	-	-	-	-	-	-	-	4,022.6
Unallocated corporate expenses										(638.2)
Operating profit										9,882.2
Financing income										1,016.9
Financing costs										(1,282.0)
										9,617.1
Share of results of										
Jointly controlled entities	581.7	1,670.0	339.6	988.5	-	-	18.1	22.0	-	3,613.4
Associated companies	590.0	28.6	143.8	108.3	62.6	-	0.8	22.1	-	962.4
Profit before taxation										14,192.9
Taxation										(1,444.0)
Profit for the year										12,748.9
Segment assets (Restated)	34,333.0	44,284.0	19,446.2	2,403.2	1,358.3	3,594.6	3,294.8	6,446.0	-	110,968.9
Interests in jointly controlled entities	4,118.3	11,787.8	4,269.2	8,088.6	-	-	1,036.1	584.1	-	30,047.1
Interests in associated companies	3,101.9	1,570.3	2,233.1	909.4	2,397.5	-	116.7	46.4	-	10,163.3
Unallocated assets										14,688.2
Total assets										168,797.5
Segment liabilities	930.7	5,817.5	9,798.2	414.7	288.4	1,603.2	1,248.9	1,502.3	-	23,117.9
Unallocated liabilities										49,738.9
Total liabilities										70,898.3
Capital expenditure	2,099.3	491.5	1,098.4	4.0	60.1	294.8	1,230.0	38.8	-	5,288.9
Depreciation and amortisation	68.2	162.6	134.1	92.4	99.3	163.1	218.3	49.0	-	987.0
Impairment charge and provision	19.6	16.1	20.1	38.6	283.4	-	3.2	252.0	-	632.7

2. Segment information (Continued)

(b) Geographical segments

	Revenues HK$m	Segment assets HK$m	Capital expenditure HK$m
2009			
Hong Kong and others	**14,291.7**	**73,344.6**	**1,292.4**
Mainland China	**6,380.9**	**46,890.2**	**1,859.7**
Macau	**3,742.4**	**1,571.9**	**-**
	24,415.0	**121,806.7**	**3,152.1**
2008			
Hong Kong and others	15,879.1	66,936.1	2,714.9
Mainland China	7,764.9	41,864.0	2,554.5
Macau	5,716.8	2,161.8	13.5
	29,360.8	110,961.9	5,282.9

The Group's revenues, segment assets and capital expenditure attributed to Southeast Asia and North America account for an insignificant portion of the Group's total revenues, segment assets and capital expenditure respectively, and have been included under Hong Kong and others.

3. Operating profit

Operating profit of the Group is arrived at after crediting/(charging) the following:

	2009 HK$m	2008 HK$m
Other investment income	**265.2**	109.8
Gain on deemed disposal of interests in subsidiaries	**-**	1,695.3
Net profit on disposal of		
Non-current assets classified as assets held for sale	**274.5**	-
Available-for-sale financial assets	**410.6**	203.9
Partial interests in subsidiaries	**-**	81.0
Subsidiaries	**604.7**	47.4
Recovery from the PrediWave Companies	**-**	431.5
Fair value gain on non-controlling interests retained after disposal of partial interest in a subsidiary	**319.1**	-
Cost of inventories sold	**(3,618.2)**	(4,851.4)
Depreciation and amortisation	**(911.3)**	(967.0)
Impairment loss on		
Available-for-sale financial assets	**(396.3)**	(34.2)
Intangible assets	**(86.9)**	(8.1)
Loans receivable and other assets	**(90.0)**	(221.8)
Property, plant and equipment, leasehold land and land use rights, and intangible concession rights	**(445.1)**	(368.6)

4. Taxation

	2009 **HK$m**	2008 HK$m
Current taxation		
Hong Kong profits tax	**449.7**	445.4
Mainland China and overseas taxation	**373.6**	337.7
Mainland China land appreciation tax	**70.8**	143.9
Deferred taxation		
Valuation of investment properties	**(327.4)**	587.1
Other temporary differences	**(127.3)**	132.6
Effect of change in tax rate	**-**	(202.7)
	439.4	1,444.0

Hong Kong profits tax has been provided at the rate of 16.5% (2008: 16.5%) on the estimated assessable profit for the year.

Taxation on Mainland China and overseas profits has been calculated on the estimated taxable profit for the year at the rates of taxation prevailing in the countries in which the Group, jointly controlled entities and associated companies operate. These rates range from 9% to 25% (2008: 3% to 33%).

Mainland China land appreciation tax is provided at progressive rates ranging from 30% to 60% (2008: 30% to 60%) on the appreciation of land value, being the proceeds of sale of properties less deductible expenditures including costs of land use rights and property development expenditures.

Share of taxation of jointly controlled entities and associated companies of HK$346.7 million and HK$69.0 million (2008: HK$973.7 million and HK$179.9 million) respectively, are included in the income statement as share of results of jointly controlled entities and associated companies.

5. Earnings per share

The calculation of basic and diluted earnings per share for the year is based on the following:

	2009 **HK$m**	2008 HK$m (Restated)
Profit attributable to shareholders of the Company	**2,083.5**	9,685.7
Effect of dilutive potential ordinary shares		
Interest expense on convertible bonds	**-**	259.9
Adjustment on the effect of dilution in the results of subsidiaries	**(51.6)**	(91.8)
Profit for calculating of diluted earnings per share	**2,031.9**	9,853.8

	Number of shares (million)	
	2009	2008
Weighted average number of shares for calculating basic earnings per share	**3,799.5**	3,732.8
Effect of dilutive potential ordinary shares		
Convertible bonds	**-**	224.0
Share options	**-**	1.1
Weighted average number of shares for calculating diluted earnings per share	**3,799.5**	3,957.9

Diluted earnings per share for the year ended 30 June 2009 did not assume the conversion of the convertible bonds and the exercise of share options outstanding during the year since their conversion and exercise would have an anti-dilutive effect.

6. Trade debtors

Aging analysis of trade debtors is as follows:

	2009 **HK$m**	2008 HK$m
Current to 30 days	**6,630.5**	4,671.4
31 to 60 days	**316.4**	488.5
Over 60 days	**552.6**	933.2
	7,499.5	6,093.1

The Group has different credit policies for different business operations depending on the requirements of the markets and businesses in which the subsidiaries operate. Sales proceeds receivable from sale of properties and retention receivable in respect of construction and engineering services are settled in accordance with the terms of respective contracts.

7. Trade creditors

Aging analysis of trade creditors is as follows:

	2009 HK$m	2008 HK$m
Current to 30 days	**6,286.0**	6,071.0
31 to 60 days	**495.4**	586.6
Over 60 days	**1,098.5**	2,204.3
	7,879.9	8,861.9
Payable arising from securities business *(Note)*	**4,694.1**	3,667.1
	12,574.0	12,529.0

Note:

Payables arising from securities business mainly represent accounts payable to clients, brokers, dealers and clearing houses. The majority of these accounts payable balances are repayable on demand except where certain accounts payable to clients represent those required margin deposits received from clients for their trading activities in the normal course of business.

8. Contingent liabilities

The Group's contingent liabilities as at 30 June 2009 amounted to HK$6,638.7 million (2008: HK$6,432.5 million).

9. Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

DIVIDENDS

The Board has resolved to recommend a final dividend of HK$0.21 per share (2008: HK$0.25 per share) comprising a cash dividend of HK$0.01 per share (which is being paid in order to ensure that the shares of the Company continue to qualify as Authorised Investments for the purpose of the Trustee Ordinance of Hong Kong) and a scrip dividend by way of an issue of new shares equivalent to HK$0.20 per share with a cash option to shareholders registered on 9 December 2009. Together with the interim dividend of HK$0.09 per share paid in June 2009, total distribution for 2009 would thus be HK$0.30 per share (2008: HK$0.43 per share).

Subject to the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting listing of and permission to deal in the new shares, each shareholder will be allotted fully paid shares having an aggregate market value equal to the total amount which such shareholder could elect to receive in cash and that they be given the option to elect to receive payment in cash of HK$0.20 per share instead of the allotment of shares. Full details of the scrip dividend will be set out in a letter to be sent to shareholders together with a form of election for cash on or about 10 December 2009.

BOOK CLOSE DATES

Book close dates (both days inclusive)	:	2 December 2009 to 9 December 2009
Latest time to lodge transfer with Share Registrars	:	4:00 p.m. on Tuesday, 1 December 2009
Address of Share Registrars	:	Tricor Tengis Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, the Company has not redeemed any of its listed securities. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's listed securities.

BUSINESS REVIEW

Hong Kong Property Development

Starting from September 2008, Hong Kong economy, including the property market, had been inevitably affected by the global financial turmoil. The worry of economic downturn and the tightening of liquidity cradled a negative sentiment for the property market. Transaction volume and property values recorded substantial reduction. In order to avoid economic depression, the central banks of many nations announced generous economic and liquidity stimulus packages.

In the second quarter of 2009, following the Mainland property market, the property market in Hong Kong had shown signs of stabilization. Low interest rate and encouraging performance of the stock market triggered the turnaround of market sentiment. Local homebuyers have regained confidence with improved affordability. Transaction volume and property prices are both growing healthily.

During the period under review, the Group's effective share of property sales amounted to approximately HK$1,653.7 million. The contributions were mainly from the re-launch of Harbour Place (海濱南岸), sales of Block A of Wylie Court (衛理苑A座), Prince Ritz (太子匯) and other inventories.

Our project in Yuen Long, the Emerald Green (翹翠峰), was launched in March 2009. As at 30 June 2009, over 64% of the residential units were sold. Our luxury trophy project, The Masterpiece (名鑄), has received overwhelming market responses since its launch in August 2009.

In the pipeline, the Group will launch five new projects with over 1,337 units to the market in 2010 and 2011. They are 42-44 Belcher's Street in Western District (西環卑路乍街42 - 44 號), 9-12 Chun Fai Terrace in Tai Hang (大坑春暉臺9 - 12 號), Tong Yan San Tsuen Phase I in Yuen Long (元朗唐人新村一期), 55 Conduit Road in Mid-Levels (半山干德道55號) and the Che Kung Temple Station Project in Sha Tin (沙田車公廟站項目).

During the period under review, the Group has paid approximately HK$4 billion of land premium for two property projects, namely Lung Tin Tsuen Project in Yuen Long (元朗龍田村項目) and Che Kung Temple Station Project in Sha Tin (沙田車公廟站項目). Total gross floor area ("GFA") involved is approximately 1.9 million sq ft.

Currently, the Group has a landbank of 4.5 million sq ft total GFA for immediate development. The Group also has a total of over 21.5 million sq ft of agricultural land reserve pending conversion.

Landbank location	Attributable GFA (sq ft)
Hong Kong Island	437,419
Kowloon	1,155,499
New Territories (excluding areas pending agricultural land conversion)	2,938,054
Total	4,530,972

Agricultural landbank by location	Total land area (sq ft)	Attributable land area (sq ft)
Yuen Long	14,491,500	13,090,000
Sha Tin / Tai Po	3,412,000	2,526,000
Fanling	2,260,000	2,260,000
Sai Kung	1,265,000	1,028,000
Tuen Mun	120,000	120,000
Total	21,548,500	19,024,000

The Group is now negotiating with the government on the land premium for conversion of 6.6 million sq ft agricultural land, most of them designated for residential usage, including the Wu Kai Sha Project (烏溪沙項目), the Tai Tong Road Project (大棠路項目) and the Tai Po Tsai Project (大埔仔項目). These three projects are expected to provide an approximately 1.81 million sq ft attributable GFA to the Group.

In addition to farmland conversion, the Group is also seeking various sources to replenish its landbank, including public auctions, private acquisition and tendering for development projects offered by Urban Renewal Authority and the MTRC.

Hong Kong Property Investment

The global financial tsunami drowned quite a number of multinational corporations. The big waves also triggered a lot of companies downsizing and even closing their operations in Hong Kong. The demand and rental rate of prime office buildings were greatly reduced. However, limited supply of prime office spaces and the global economic boosting measures mitigated the weak market sentiment. Signs of stabilization have recently been observed in the office market.

Nevertheless, the existing average rental rates of portfolio of Hong Kong landlords were behind the reduced asking rate in the prevailing market. Positive rental reversion was still going on. In FY2009, the Group's gross rental income in Hong Kong maintained positive growth and amounted to HK$1,259.1 million, an increase of 4% year-on-year. All the major projects in the Group's investment portfolio attained satisfactory occupancy.

Retail market in Hong Kong was also adversely affected by the economic downturn. However, the consumption of the Mainland tourists provided a strong cushion effect.

K11, the first Art Mall in the world, is scheduled to be opened in the fourth quarter of 2009. Located at the hub of the city, this 340,000 sq ft, six-storey shopping mall has already attracted a number of new designer boutiques, flagship stores, food and beverage outlets, including international brands newly introduced to Hong Kong. The renowned shopping mall together with the deluxe hotel, Hyatt Regency Hong Kong and luxury residences, The Masterpiece, is situated at the Group's trophy downtown development project overlooking the Victoria Harbour.

Hotel

Hong Kong hotel industry has experienced rigorous challenges since the third quarter of 2008. The global economic downturn triggered by US sub-prime turmoil led to a substantial decrease of corporate and individual travellers. Postponement of corporate business trips and cancellation of leisure travels dampened the overall arrivals volumes and hotel occupancies. Travellers' reluctance to patronize high-end luxury hotels and intensified competition among peers led to lower average room rate.

The situation was further deteriorated due to the outbreak of H1N1 in April 2009. Nevertheless, as the global economy has shown signs of stabilization and travellers' concerns about the disease have gradually receded, the decline in arrivals to Hong Kong has been narrowed.

During the period under review, the Group's hotels in Hong Kong recorded a drop in contributions to the Group as a result of the weak economy and the threat of the infectious disease. Grand Hyatt Hong Kong, Renaissance Harbour View Hotel and Renaissance Kowloon Hotel recorded an average occupancy of 72%, and the average room rate was modestly affected with 11% decrease.

Excluding global economic downturn and the spread of H1N1, the drop of contribution from hotel segment was mainly due to the partial renovation of Courtyard by Marriot Beijing and New World Mayfair Hotel Shanghai, the pre-mature results of the newly launched New World Hotel Wuhan, New World Hotel Dalian and Hyatt Regency Hong Kong, Sha Tin, together with the pre-opening expenses charged to income statement for Hyatt Regency Hong Kong, Tsim Sha Tsui during the period under review.

The Group's Penta Hotel Shanghai, Hyatt Regency Hong Kong, Sha Tin and New World Hotel Dalian have been operating smoothly since operational in FY2009. These three hotels providing total 1,256 rooms in Mainland and Hong Kong have further enhanced our existing hotel portfolio. Also, the Hyatt Regency Hong Kong, Tsim Sha Tsui was opened in October 2009 to provide 381 rooms.

The reinforcement in promoting Hong Kong as an international tourist hub by the government across the region and the confirmation of tourism-related initiatives in the CEPA's supplement should continue to boost the travel sentiment and help foster the development of Hong Kong's tourism.

NWS Holdings Limited ("NWSH")

The recent period of economic uncertainty has posed a limited negative effect on the NWSH's well-managed portfolio which has proved to be highly sustainable. Despite the worldwide economic downturn, and excluding the standalone effect of the sale of the Harbour Place residential flats, NWSH's profits for FY2009 stood at a healthy HK$2,191 million, representing a mild decrease of less than 1% as compared to HK$2,204 million for FY2008.

Service

Hong Kong Convention and Exhibition Centre ("HKCEC") continued to provide a steady source of income and cash inflow to the Group. A total of 1,076 events were held during the year and patronage exceeded 4.2 million. Construction works for the Atrium Link extension were substantially completed in April 2009 and its total rental space has been increased to 91,500 sq m. The purpose-built exhibition hall space of 66,000 sq m enables HKCEC to host bigger and better mega-sized exhibitions and maintain its leading position in the market.

Free Duty, the duty free tobacco and liquor retail business at various cross-boundary transportation terminals in Hong Kong, achieved very satisfactory results in FY2009. Benefiting from the steady traffic growth via railway between Hong Kong and Mainland China, Free Duty in Lo Wu and Hunghom MTR Stations, which commenced in January 2008, produced outstanding results in FY2009. However, the ongoing global economic recession together with the human swine influenza outbreak have caused a decline in patronage at the Hong Kong International Airport.

The Facility Services business, including property management, security guarding, professional cleaning services and laundry, continued to contribute a stable profit and cashflow to the Group in FY2009. Our property management portfolio covers over 16.5 million sq m of commercial, industrial and residential areas in Hong Kong and Mainland China.

The Contracting business recorded a drop in contribution in FY2009. Macau projects still remained to be the major profit contributor of the Contracting business. Contributions from Hong Kong projects decreased as a result of an additional provision of approximately HK$180.0 million made for one major project due to potential claims for liquidated damages and foreseeable loss. As at 30 June 2009, the gross value of contracts on hand for the Construction Group was approximately HK$20.5 billion.

During the year, through joint ventures with partners, NWSH succeeded in securing the design and build project of Tseung Kwan O Hospital in Hong Kong and the Masdar Institute of Science and Technology project in Abu Dhabi. Although the impact of the global financial tsunami is yet to be fully reflected, the management is cautiously optimistic about the medium to long-term prospects in Hong Kong. NWSH is well positioned to take advantage of the mega-sized projects. The performance of the mechanical and engineering business remained satisfactory with an improved gross profit margin. The total contracts on hand as at 30 June 2009 amounted to HK$6.0 billion.

Transport business achieved a significant increase in contribution over FY2008. It was primarily due to the gain on disposal of fixed assets and the drop in fuel costs during the year. The improved results were also due to the one-off impairment provision made for an investment in Mainland China last year. Without the aforementioned disposal gain and impairment provision, the Transport business in effect recorded a 22% increase in profit over FY2008.

A significant drop in contribution from Taifook Securities Group Limited ("Taifook Securities") was chiefly due to the substantial decline in earnings from its core operations including brokerage service, corporate finance and margin finance for FY2009. Its businesses seriously deteriorated due to the lack of turnover volume in the equity markets and contraction in fund-raising activities from IPOs as a consequence of the global financial tsunami. Although the equity trading activities turned slow during FY2009, the demand for brokering services for futures and other commodities remained strong and helped to mitigate the decline in earning. Moreover, the market has shown clear signs of rebound since March 2009 with increased turnover and significant improvement in contribution recorded in the second quarter of 2009. It is expected that the financial market will remain volatile until concrete signs of global economic recovery emerge.

As a global professional services provider specializing in integrated business, corporate and investor services, Tricor Holdings Limited ("Tricor") has successfully expanded into 21 cities in 12 countries/territories throughout Asia and worldwide. Caught in the global financial market slowdown, Tricor's revenue for FY2009 dropped slightly as compared to FY2008.

Infrastructure

The Infrastructure operation sustained a drop in contribution mainly due to the high coal price that attacked the profitability of the energy division. Nevertheless, a series of restructuring initiatives were accomplished in several roadways in Guangxi Province, Wuhan Airport Expressway and Wenzhou Zhuangyuan Ao New World International Terminals Company Limited during the year, resulting in a net gain of HK$215.7 million.

The global financial tsunami has adversely impacted on the economic activities of Mainland China, especially within the Pearl River Delta Region. Average daily traffic flow of Guangzhou City Northern Ring Road and Beijing-Zhuhai Expressway - Guangzhou-Zhuhai Section decreased by 2% and 11% respectively. Toll income of Tangjin Expressway - Tianjin North Section grew by 25% with an increase of 28% in average daily traffic flow, which was partly due to the diversion of traffic to the expressway during the Olympic period and partly due to the economic development of the Bohai Rim region.

In FY2009, the combined electricity sales of Zhujiang Power Plants fell by 17% during the year due to the economic downturn. Although there were two tariff hikes in FY2009, the results of the power plant were severely impaired by the high fuel costs during the year. Electricity sales of Macau Power grew by 4% despite the delays and suspension of works of some mega-sized construction projects in Macau. Chengdu Jintang Power Plant reported a growth of 19% in electricity sales for FY2009, as the two-generation units commenced operation in June and October 2007 respectively.

The acquisitions of 7.5% interest in Chongqing Water Group and an effective 26.03% interest in Tianjin Jieyuan Water Plant were completed in August 2008 and March 2009 respectively and have contributed positively to the Group in FY2009.

During the period under review, Xiamen New World Xiangyu Terminals Co., Ltd. reported a 7% reduction in throughput volume to 696,000 TEUs mainly due to sluggish trade. As a result of competition from new terminals and the economic downturn, the throughputs of Tianjin Orient Container Terminals Co., Ltd. and Tianjin Five Continents International Container Terminal Co., Ltd. fell by 24% to 857,000 TEUs and by 4% to 1,920,000 TEUs respectively.

ATL Logistics Centre recorded a steady profit with a staggering average occupancy rate at 99% in FY2009. Owing to the time lag effect of its leasing business, an increase in overall average rental was observed as the impact of global freight market downturn was not fully reflected during this year. However, both container freight station revenue and gate charge revenue were reduced when compared to FY2008 as a result of a significant drop in sea-freight and air-freight cargo volumes in Hong Kong.

China United International Rail Containers Co., Ltd. ("CUIRC"), the joint venture company that develops 18 rail container terminals in Mainland China, was established in March 2007. The current standalone facility in Kunming is operating smoothly with a total throughput of 159,000 TEUs handled in FY2009. The construction of the terminals in Zhengzhou, Chongqing and Dalian is expected to be completed in late 2009. The construction works on the next batch of terminals in Qingdao, Chengdu, Xian and Wuhan are also underway and expected to be completed in 2010. Upon the completion of these new terminals, an initial railway terminal network for CUIRC will be established, serving strategic locations at major seaports and inland cities in Mainland China.

New World China Land Limited ("NWCL")

During the period under review, China property market has experienced negative effects from both the austerity measures previously imposed by the Central Government and the global economic downturn triggered by the US sub-prime turmoil. In order to stimulate the economy by achieving a year-on-year 8% growth in GDP, Central Government has ambitiously adopted a series of stimulus policies, including monetary easing and support measures for various sectors, to promote stable and fairly fast economic growth since early 2009. The record lending spree recorded in the first half of 2009 not only boosted the economic growth, but also improved the sentiment of property market. The China property market has shown sign of recovery since the end of the first quarter in 2009 with significant increase in prices and sales volume.

In FY2009, NWCL recorded a profit of HK$1,359.4 million, a decrease of 33% from FY2008. The decrease in profit for the year was mainly attributable to the effect from changes in fair value of investment properties which recorded at a gain of HK$257.7 million as compared to last year's gain of HK$406.1 million and also the effect of foreign exchange gain of HK$38.7 million as opposed to a gain of HK$515.0 million in the last financial year end when Renminbi appreciated by over 8%. Without taking into account the effect of the aforementioned non-operating items and other exceptional items, the underlying core profit from NWCL's four core business operations in fact reached HK$1,426.9 million, representing a marginal increase of 2% over last year.

During the period under review, the overall property sales performance of NWCL was dampened by the poor market sentiment and uncertain property market outlook, with 47% drop in sales volume to a total GFA of 472,110 sq m with gross sale proceeds of over RMB$3.4 billion. These negative impacts were however mitigated by considerable cost savings achieved and contribution from various disposals of property development projects. The achieved average gross margin maintained at a stable level of 33.2% in FY2009.

In FY2009, NWCL has completed 11 property development projects in Dalian, Wuhan, Changsha, Guangzhou, Guiyang and Zhaoqing with a total gross floor area of 685,526 sq m, representing a 26% decrease year-on-year. The decrease was mainly due to the rescheduling of the completion progress and the pre-sale launching programme under the slowed sentiment of property market.

Benefited from the high occupancy rates of our investment property portfolio, namely Shanghai Hong Kong New World Tower, Wuhan New World Centre and Wuhan New World Trade Tower, NWCL has achieved an increase of 13% to HK$440.1 million in contributions from rental operation.

In FY2009, NWCL's investment property portfolio has increased by 173,100 sq m from the completion of seven investment properties and carparks in Dalian, Wuhan, Guangzhou and Zhaoqing.

New World Department Store China Limited ("NWDS")

In FY2009, the total revenue of NWDS amounted to HK$1,721.2 million, grew by 15.6% year-on-year. Net profit stood at HK$547.3 million, an increase of 14.8% compare to the previous year.

In the year under review, NWDS opened three new stores in Beijing, Wuhan and Taizhou. They included two self-owned stores of Wuhan Hanyang Branch Store (武漢漢陽店) and Taizhou Store (台州店), as well as one managed store of Beijing Liying Store (北京利瑩店). The expansion of Harbin Store (哈爾濱店) is in phased operation starting from May 2009.

NWDS made two acquisitions during the period under review. Two managed stores, namely Kunming Store (昆明店) and Ningbo Trendy Store (寧波匯美店), were acquired and converted to self-owned stores in March and April 2009 respectively. After the acquisition, NWDS owns its first self-owned store in Southwestern China, which helps consolidate its market position in the region.

At the end of June 2009, NWDS business network comprised 22 self-owned stores and 11 managed stores, with a total GFA of about 1,063,470 sq m. Located in five operational regions, namely Northeastern China, Northern China, Eastern China, Central China and Southwestern China, the stores covered 17 major cities in the PRC. These included Wuhan, Shenyang, Wuxi, Harbin, Tianjin, Ningbo, Beijing, Shanghai, Dalian, Kunming, Lanzhou, Taizhou, Changsha, Chongqing, Chengdu, Anshan and Nanjing.

In the period under review, the Central Region contributed the most to NWDS's revenue, accounting for 31.8% of total revenue, followed by the Eastern China Region and the Northeastern China Region, accounting for 28.6% and 25.1% respectively.

In June 2009, NWDS announced to rebrand its image with new operation concept of "Fashion Style" and "Living Style", offering customers an entirely new shopping experience. The new NWDS concept abandons the conventional class-basis positioning and initiates "Fashion Style" and "Living Style" concept in the retail industry by categorizing the stores into two types: "Fashion Gallery" and "Living Gallery", stores with a smaller GFA will be converted to "Fashion Gallery" while selected stores with a larger GFA will be transformed into "Living Gallery".

Rebranding of NWDS will be implemented by phases in different regions. Northeastern region will be the first region to be inaugurated with Shenyang as the pilot city. Northern region and Eastern region will commence the rebranding project in 2010 with Beijing and Shanghai as the pilot cities respectively. Central region and Southwestern region will start the revamp in 2011 whereas Wuhan and Chengdu as the respective cities to embark on. The whole project is expected to complete in two years.

The rebranding programme will be implementing by three stages in order to offer a refreshing outlook to consumers. Revamping the merchandize mix will be the first phase; refining the graphic design and decoration of the store is the second phase; upgrading the exterior and interior design as well as the shopping atmosphere of the store as the third phase.

Telecommunications

During the year under review, New World Telecommunications Limited ("NWT") endeavored to restructure its business to trim off unprofitable business and impose stringent cost control measure. NWT broke even in FY2009.

The Group owns 23.6% of CSL New World Mobility Group ("CSLNWM"). In FY2009, CSLNWM recorded revenue of HK$5,675 million, down 11.3%. The revenue decline has predominantly been driven by lower volume of handset sales following a significant slow down in consumer spending. Additionally, CSLNW has experienced lower local voice revenue, lower outbound roaming voice revenue and prepaid revenue. Outbound roaming voice revenue has been particularly impacted by the global economic climate and the reduction in travel out of Hong Kong. In the context of a challenging economic environment, EBITDA has declined by 24.2% for FY2009. The EBIT recorded a loss of HK$312 million and the decline was impacted by accelerated depreciation on the company's old networks, following the decision to invest in new network technologies and acceleration in the phasing out of the old networks. The acceleration commenced in the second half of fiscal 2008 and finished in June 2009, resulting in a year-on-year increase in depreciation expenses of HK$370 million.

New World Strategic Investment Limited ("NWSI")

NWSI is a wholly-owned subsidiary and the direct investment arm of New World Group. Since its establishment in August 2007, NWSI has been setting its sight on pre-IPO and value-enhancing investment opportunities, focusing on investing in fast-growing private companies one to three years before they go public, and with a view to maximizing the return for both NWSI and our partners through our synergies.

In pursuit of its "new strategy, new thinking" objective, NWSI continues to identify investment projects with development potential in various areas. In 2007, NWSI together with its affiliates invested in Renhe Commercial Holdings Company Limited ("Renhe Commercial"). Renhe Commercial is principally engaged in the operation and construction of underground shopping centres mainly for the wholesale of garments, apparel and accessories in the PRC. Renhe Commercial succeeded in listing its shares on the main board of the Stock Exchange of Hong Kong Limited in October, 2008.

During the period under review, NWSI also invested in such promising sectors as commercial retail, resources and renewable energy, so as to capitalize on the opportunities arising on the rapid economic growth of the PRC.

LIQUIDITY AND CAPITAL RESOURCES

Net Debt

	FY2009 HK$m	FY2008 HK$m
Consolidated net debt	**34,187.5**	26,929.7
NWSH (stock code: 0659)	**3,600.9**	4,666.7
NWCL (stock code: 0917)	**12,115.6**	8,788.1
NWDS- cash and bank balances (stock code: 0825)	**(2,923.5)**	(3,127.6)
Net debt (exclude listed subsidiaries)	**21,394.5**	16,602.5

The Group's debts were primarily denominated in Hong Kong dollar and Renminbi. The Group maintains an appropriate level of external borrowings in Renminbi for natural hedging of the Group's operation in Mainland China. Apart from this, the Group does not have any material foreign exchange exposure.

The Group's borrowings were mainly arranged on a floating rate basis. The Group used interest rate swaps to convert the rate from floating to fixed rate basis to hedge part of the Group's underlying exposure. As at 30 June 2009, the Group had outstanding floating-to-fixed interest rate swap contracts in the aggregate amount of HK$2,000 million.

As at 30 June 2009, HK$33,358.4 million (2008: HK$26,971.3 million) of the Group's assets were pledged as securities for certain banking facilities of the Group.

As at 30 June 2009, the Group's cash and bank balances stood at HK$14,363.3 million and the consolidated net debt amounted to HK$34,187.5 million (2008: HK$13,803.9 million and HK26,929.7 million). The net debt to equity ratio was 35.1%, an increase of 6.7% as compared with FY 2008. The increase was mainly due to the increase in bank borrowings to finance the payment of land premium for two development projects namely Che Kung Temple Station Development in Sha Tin and Lung Tin Tsuen in Yuen Long and development costs for projects under development.

As at 30 June 2009, the Group's long-term bank loans and convertible bonds amounted to HK$41,370.1 million. Short-term bank and other loans as at 30 June 2009 were HK$7,180.7 million. The maturity of long-term bank loans and convertible bonds as at 30 June 2009 is as follows:

	HK$m
Within one year	**7,796.2**
In the second year	**6,385.5**
In the third to fifth year	**26,977.4**
After the fifth year	**211.0**
	41,370.1

Equity of the Group as at 30 June 2009 increased to HK$97,483.0 million against HK$94,904.7 million (as restated) as at 30 June 2008.

MAJOR ACQUISITION AND DISPOSAL

In March 2009, New World China Land Limited, a 70% owned subsidiary of the Group, and its subsidiaries (the "NWCL Group") acquired additional 25%, 50%, 60% and 5.9% equity interest in Ramada Property Ltd. ("Ramada"), Faith Yard Property Limited ("Faith Yard"), Fortune Star Worldwide Limited ("Fortune Star") and Shanghai New World Huai Hai Property Development Co., Ltd. ("Huai Hai") respectively from the respective former shareholders for an aggregate total consideration of approximately HK$1,039.5 million. Ramada is the holding company of Shanghai Ramada Plaza Ltd. which holds a portion of Shanghai Ramada Plaza (comprising two hotels) located at 1525 Dingxi Road, Changning District, Shanghai. The principal activity of Faith Yard is the holding of a portion of Shanghai Ramada Plaza and Shanghai Belvedere Service Apartments located at 1555 Dingxi Road, Changning District, Shanghai. Fortune Star is an investment holding company whose major assets are holding of interest in Zhaoqing New World Property Development Limited ("Zhaoqing Property") and Zhaoqing Fubang Property Management Limited. Zhaoqing Property is principally engaged in the development of Zhaoqing New World Garden, a residential development located besides the Banyue Lake, Zhaoqing, Guangdong Province. The principal asset of Huai Hai is its holding of Shanghai Hong Kong New World Tower located at Huaihaizhong Road, Luwan District, Shanghai.

In March 2009, the NWCL Group disposed of its entire interest in Shanghai New World Shangxian Lane Development Ltd. ("Shangxian Lane") and 20% interest in Shanghai Juyi Real Estate Development Co., Ltd. ("Juyi") to Golden Wealth Investment Limited for an aggregate total consideration of approximately HK$620.4 million. Shangxian Lane has obtained a development right in respect of a property project in Luwan District, Shanghai. The principal activity of Juyi is the development of Shanghai Hong Kong New World Garden located in Luwan District, Shanghai. The above transactions gave rise to a net disposal gain of approximately HK$370.1 million to the NWCL Group.

OUTLOOK

In September 2008, financial tsunami hammered the world with tightening liquidity and continuous bad news. Stimulus packages were soon announced by various central banks including China. The stabilization effect had been observed since the second quarter of 2009. The recent positive performance of the equity market further regained the public confidence on the economy.

The Group's recurrent operations will generate stable cashflow. Low interest environment and the tight supply pipeline will continue to favour the Hong Kong property market. We believe the Central Government will continue its stance in the economic boosting measures. Mainland property market should be on track along its broad base rebound since late March 2009.

Road transportation facilitated 60% of the economy in Mainland China. Owing to the flexibility of the business and the improving networks, road transportation will continue to contribute significantly to the domestic economy. Investment opportunities for investors will be positive in the years ahead.

The operating environment for power industry in Mainland China remains challenging. Coal prices in the first half of 2009 was relatively stable and is expected to stay at this similar level for the rest of 2009. Although two on-grid tariff hikes were announced by the Central Government in mid-2008, most major listed power producers suffered operating losses in 2008. The softening coal prices in 2009 will lessen their financial burden to a certain extent.

Although demand growth may slow down, the overall impact of the global financial tsunami on the water market to date has been relatively small. Environmental issue remains a top priority on the government's agenda. The Central Government has increased spending on various environmental initiatives, covering waste water treatment in particular.

The throughput of Mainland China ports in the first half of 2009 continued to shrink, reporting negative growth rate of 11.1% and is expected to remain sluggish throughout 2009.

The Facilities Management operation is expected to deliver solid profit contributions as a result of HKCEC's position as a market leader in the region. While the newly expanded space is in great demand among our existing clients, the revenue will be further improved following the opening of new food and beverage outlets.

Since it is expected to take longer for large-scale infrastructural developments undertaken by the government to reach the construction stage, and the slowdown of Macau gaming and tourism sectors has caused certain related development projects to be temporarily suspended, the overall operating environment of the Contracting business is likely to undergo market consolidation in the coming year. On the other hand, we are planning to gradually scale down our presence in China as prices are extremely competitive while various new legislations and policies further increase our costs.

For the Transport business, the overall business environment continues to be challenging. The volatile fuel prices, intense competition from railway and the construction of new rail lines on Hong Kong Island are some of the major issues which the management has to contend within the next few years. We will therefore continue to strive for better operational efficiency, bus utilization through route rationalization and exercising greater overall cost control.

Our department stores business will be benefited from strong and increasing domestic consumption. In order to further enhance its competitiveness, NWDS is rebranding its image with new operation concept of "Fashion Style" and "Living Style".

NWDS plans to open five stores in 2010 and 2011, increasing the store floor space to over 1.2 million sq m. The stores include Beijing Shishang Store (北京時尚店), Shanghai Chengshan Branch Store (上海成山店), Baoshan Branch Store (上海寶山店), Zhengzhou (鄭州) self-owned store and Shenyang Jianqiao Road (瀋陽津橋路) self-owned store.

EMPLOYEES

At 30 June 2009, over 55,000 staff was employed by entities under the Group's management. Remuneration policies are reviewed annually. Remuneration and bonuses are awarded to employees based on individual performances and market practices. Education subsidies will be granted to employees who are taking job-related courses. Periodic in-house training programs are also offered. Under the share option schemes of the Company and all the listed subsidiaries of the Group, options may be granted to certain Directors of the Company and certain employees of the Group to subscribe for shares in the Company and/or the respective subsidiaries.

AUDIT COMMITTEE

The Audit Committee was established in accordance with requirements of the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules") for the purposes of reviewing and providing supervision over the Group's financial reporting process and internal controls. The Audit Committee has reviewed the systems of internal control and the financial statements for the year ended 30 June 2009.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with all the applicable code provisions of the Code on Corporate Governance Practices (the "CG Code") contained in Appendix 14 of the Listing Rules for the year ended 30 June 2009 except for the following deviation.

As required under code provision A.5.4 of the CG Code, the Board should establish written guidelines on no less exacting terms than the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules for relevant employees in respect of their dealings in the securities of the Company. The Board has established guidelines for employees in respect of their dealings in the securities of the Company but they are not on no less exacting terms than the Model Code. The deviation is mainly due to the fact that the Company currently has over 55,000 employees and operates diversified businesses, it will cause immense administrative burden for processing written notifications from the relevant employees by the Company.

Dr. Cheng Kar-Shun, Henry
Managing Director

Hong Kong, 8 October 2009

As at the date of this announcement, (a) the Executive Directors of the Company are Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David, Mr. LEUNG Chi-Kin, Stewart and Mr. CHENG Chi-Kong, Adrian ; (b) the Non-executive Directors of the Company are Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. LIANG Cheung-Biu, Thomas and Ms. Ki Man-Fung, Leonie; and (c) the Independent Non-executive Directors of the Company are Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson (alternate director to Dr. CHA Mou-Sing, Payson: Mr. CHA Mou-Zing, Victor), Mr. HO Hau-Hay, Hamilton and Mr. LEE Luen-Wai, John.



新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

CLOSURE OF REGISTER OF MEMBERS

The board of directors (the "Board") of New World Development Company Limited (the "Company") has on 8 October 2009 resolved to recommend a final dividend of HK$0.21 per share for the year ended 30 June 2009 comprising a cash dividend of HK$0.01 per share and a scrip dividend equivalent to HK$0.20 per share with a cash option to shareholders of the Company as registered at the close of business on Wednesday, 9 December 2009.

The register of members of the Company will be closed from Wednesday, 2 December 2009 to Wednesday, 9 December 2009, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrars, Tricor Tengis Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 1 December 2009.

By Order of the Board
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong, 8 October 2009

As at the date of this announcement, the Board of the Company comprises (a) six executive directors, namely Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Dr. Sin Wai-Kin, David, Mr. Liang Chong-Hou, David, Mr. Leung Chi-Kin, Stewart and Mr. Cheng Chi-Kong, Adrian; (b) four non-executive directors, namely, Mr. Cheng Kar-Shing, Peter, Mr. Chow Kwai-Cheung, Mr. Liang Cheung-Biu, Thomas and Ms. Ki Man-Fung, Leonie; and (c) four independent non-executive directors, namely Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson (alternate director to Dr. Cha Mou-Sing, Payson: Mr. Cha Mou-Zing, Victor), Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai, John.



新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

SUSPENSION OF TRADING

At the request of New World Development Company Limited (the "Company"), trading in the shares of the Company will be suspended with effect from 2:30 p.m. on 9 October 2009 pending the release of an announcement relating to price sensitive information of the Company.

By Order of the Board
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong, 9 October 2009

As at the date of this announcement, the Board of the Company comprises (a) six executive directors, namely Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Dr. Sin Wai-Kin, David, Mr. Liang Chong-Hou, David, Mr. Leung Chi-Kin, Stewart and Mr. Cheng Chi-Kong, Adrian; (b) four non-executive directors, namely, Mr. Cheng Kar-Shing, Peter, Mr. Chow Kwai-Cheung, Mr. Liang Cheung-Biu, Thomas and Ms. Ki Man-Fung, Leonie; and (c) four independent non-executive directors, namely Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson (alternate director to Dr. Cha Mou-Sing, Payson: Mr. Cha Mou-Zing, Victor), Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai, John.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

Distribution of this announcement into jurisdictions other than Hong Kong may be restricted by law. Persons into whose possession this announcement comes should inform themselves of and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Neither this announcement nor any copy thereof may be released into or distributed in the United States or any other jurisdiction where such release or distribution might be unlawful, or distributed to any US persons. Securities may not be offered or sold in the United States absent registration or an exemption from registration, and the securities described herein will be sold in accordance with all applicable laws and regulations.



新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code: 17)

IRREVOCABLE UNDERTAKING TO SUBSCRIBE FOR RIGHTS SHARES AND RESUMPTION OF TRADING IN SHARES



New World China Land Limited
新世界中國地產有限公司
(incorporated in the Cayman Islands with limited liability)
(Stock Code: 917)

PROPOSED RIGHTS ISSUE OF RIGHTS SHARES OF HK$0.10 EACH AT HK$2.55 PER RIGHTS SHARE ON THE BASIS OF ONE RIGHTS SHARE FOR EVERY TWO SHARES HELD AND RESUMPTION OF TRADING IN SHARES

Joint Underwriters of the Rights Issue
(in alphabetical order)



BOC INTERNATIONAL



RIGHTS ISSUE

The respective boards of directors of the Company and NWD are pleased to announce that on 9 October 2009, the Company entered into the Underwriting Agreement in relation to the Rights Issue. The Company proposes to raise not less than approximately HK$4,892.4 million before expenses and not more than approximately HK$5,330.5 million before expenses by way of a rights issue of not less than 1,918,584,241 Rights Shares and not more than 2,090,404,338 Rights Shares on the basis of one Rights Share in nil-paid form for every two Shares held by the Qualifying Shareholders at 5:00 p.m. on the Record Date at the Subscription Price of HK$2.55 per Rights Share payable in full on acceptance. The Rights Issue is only available to the Qualifying Shareholders and will not be available to the Non-Qualifying Shareholders.

The Directors would like to inform Shareholders and potential investors that fully-paid Rights Shares shall entitle the holders thereof to the final dividend of HK$0.06 per Share for the financial year ended 30 June 2009 as recommended by the Directors on 8 October 2009, as the Rights Shares will be issued before Wednesday, 9 December 2009, being the date for determining entitlement to the final dividend. All transfers accompanied by the relevant share certificates must be lodged with the Registrar not later than 4:30 p.m. on Friday, 4 December 2009 to establish entitlements to the proposed final dividend.

The aggregate number of Rights Shares to be issued pursuant to the terms of the Rights Issue: (i) represents 50% of the Company's issued share capital as at the Latest Practicable Date; and (ii) will represent approximately 33% of the Company's issued share capital as enlarged by the issue of the Rights Shares immediately after the completion of the Rights Issue.

As at the Latest Practicable Date, NWD and Easywin held 2,537,632,731 Shares and 113,351,879 Shares respectively, representing in aggregate approximately 69.09% of the issued share capital of the Company. Pursuant to the Underwriting Agreement, NWD has irrevocably undertaken to the Company and the Joint Underwriters, among other things, to accept or procure the acceptance of the provisional allotment of the Committed Shares, which represent in aggregate approximately 69.09% of the Rights Shares (assuming no exercise of the Conversion and Subscription Rights) and not to exercise any conversion rights attaching to the Convertible Bonds held by it at any time prior to 5:00 p.m. on the Record Date. The Joint Underwriters have conditionally and severally agreed (in their respective proportions) to underwrite the Underwritten Rights Shares. The undertaking made by NWD in favour of the Company and the Joint Underwriters under the Underwriting Agreement does not constitute a notifiable transaction for NWD pursuant to the Listing Rules.

The obligations of the Joint Underwriters to underwrite the Underwritten Rights Shares are conditional on (i) the satisfaction (or, as applicable, waiver) of the conditions referred to in the section headed "Conditions of the Rights Issue and the Underwriting Agreement" in this announcement below, and (ii) the Underwriting Agreement not being terminated by the Joint Underwriters in accordance with its terms. If the conditions are not fulfilled (or waived) or the Underwriting Agreement is terminated pursuant to its terms, the Rights Issue will not proceed.

REASONS FOR THE PROPOSED RIGHTS ISSUE AND USE OF PROCEEDS

The Company is principally engaged in property development and property related investments as well as rental and hotel operation in the PRC. The Directors consider that taking into account the prevailing market conditions, it would be in the best interests of the Company and the Shareholders as a whole to raise long-term equity funding for refinancing the Company's existing borrowings and debts, including the possible redemption or repurchase of the outstanding Convertible Bonds. Pursuant to the terms of the Convertible Bonds, on 11 June 2010, each of the bondholders has the right to require the Convertible Bonds Issuer to redeem all or some of the Convertible Bonds held by them on that day.

Having considered other fund raising alternatives for the Group, including issuance of debt securities and share placements and taking into account the benefits and costs of each alternative, the Directors consider that the Rights Issue is the preferred means for the Group to raise long-term funds without subjecting itself to interest burden or additional debt. The Rights Issue also offers existing Shareholders the opportunity to avoid dilution. The Directors consider that the net proceeds of the Rights Issue will also strengthen the Company's capital base and enhance the Group's financial resilience, while at the same time the Rights Issue will enable all Shareholders to participate in the future development of the Company on equal terms.

The Directors believe that the Rights Issue is in the interests of the Group and the Shareholders as a whole for the reasons mentioned above.

The estimated expenses in relation to the Rights Issue, including financial, legal and other professional expenses, of approximately HK$38.4 million, will be borne by the Company. The net subscription price per Rights Share upon full acceptance of the relevant provisional allotment of Rights Shares is expected to be approximately HK$2.53.

The estimated net proceeds of the Rights Issue, after the deduction of all estimated expenses of HK$38.4 million, will be not less than approximately HK$4,854.0 million. The Directors currently intend to apply the net proceeds from the Rights Issue for:

— refinancing the Group's existing borrowings and debts, including the possible redemption or repurchase of the outstanding Convertible Bonds; and

— meeting the future funding requirements for the Group's property development and property related investment in the PRC and as additional general working capital of the Group.

Assuming the maximum number of Shares are allotted and issued before 5:00 p.m. on the Record Date pursuant to the full exercise of the Conversion and Subscription Rights, additional net proceeds of approximately HK$428.3 million will result from the increase in the number of Rights Shares. Such additional net proceeds are intended by the Directors to be used as general working capital of the Group.

The Prospectus or Prospectus Documents, as appropriate, containing further information on the Rights Issue will be despatched to Shareholders as soon as practicable.

WARNING OF THE RISKS OF DEALINGS IN SHARES AND RIGHTS SHARES

It should be noted that the Underwriting Agreement contains provisions granting the Joint Underwriters the right to terminate their obligations on the occurrence of certain events including force majeure. Please refer to the section headed "Termination of the Underwriting Agreement" in this announcement below for further details.

Any Shareholder or other person dealing in Shares or other securities of the Company up to the date on which all the conditions to which the Rights Issue is subject are fulfilled (and the date on which the Joint Underwriters' right of termination of the Underwriting Agreement ceases) and any person dealing in the nil-paid Rights Shares during the period from Friday, 30 October 2009 to Friday, 6 November 2009 (both days inclusive) will bear the risk that the Rights Issue may not become unconditional or may not proceed. If in any doubt, Shareholders, and other persons contemplating dealing in securities of the Company and potential investors are recommended to consult their professional advisers. Shareholders and potential investors should exercise caution in dealing in the securities of the Company.

The last day for dealing in the Shares on a cum-rights basis is Wednesday, 21 October 2009. The Shares will be dealt in on an ex-rights basis from Thursday, 22 October 2009. To qualify for the Rights Issue, a Qualifying Shareholder's name must appear on the register of members of the Company at 5:00 p.m. on the Record Date, which is currently expected to be Friday, 23 October 2009. In order to be registered as a member of the Company at 5:00 p.m. on the Record Date, any transfer of Shares (together with the relevant share certificate(s)) must be lodged with the Registrar for registration by 4:30 p.m. on the Record Date.

The latest time for acceptance of and payment for the Rights Shares is expected to be 4:00 p.m. on the Acceptance Date. The Company will apply to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Rights Shares in both nil-paid and fully-paid forms.

RESUMPTION OF TRADING

At the request of the Company and NWD, trading in the Shares, the shares of NWD and the Convertible Bonds on the Stock Exchange was suspended from 2:30 p.m. on 9 October 2009 pending the release of this announcement. Application has been made to the Stock Exchange for resumption of trading in the Shares, the shares of NWD and the Convertible Bonds with effect from 9:30 a.m. on Monday, 12 October 2009.

RIGHTS ISSUE

The terms of the Rights Issue are set out below.

ISSUE STATISTICS

Basis of the Rights Issue:	One Rights Share for every two Shares held at 5:00 p.m. on the Record Date
Number of Shares in issue:	3,837,168,482 Shares as at the Latest Practicable Date
Number of Rights Shares:	Not less than 1,918,584,241 Rights Shares (assuming no Shares have been allotted and issued before 5:00 p.m. on the Record Date pursuant to any exercise of the Conversion and Subscription Rights) and not more than 2,090,404,338 Rights Shares (assuming Shares have been allotted and issued before 5:00 p.m. on the Record Date pursuant to the full exercise of the Conversion and Subscription Rights)
Subscription Price:	HK$2.55 per Rights Share
Joint Underwriters: (in alphabetical order)	BOCI Asia and HSBC
Minimum enlarged issued share capital upon completion of the Rights Issue: (assuming no Shares (other than the Rights Shares) are allotted and issued before completion of the Rights Issue)	5,755,752,723 Shares
Maximum enlarged issued share capital upon completion of the Rights Issue: (assuming Shares have been allotted and issued before 5:00 p.m. on the Record Date pursuant to the full exercise of the Conversion and Subscription Rights but that otherwise no other Shares (other than the Rights Shares) are allotted and issued before completion of the Rights Issue)	6,271,213,015 Shares

As at the Latest Practicable Date:

(1) there were outstanding Convertible Bonds (including NWD's Convertible Bonds) with an aggregate principal amount of RMB2,550,000,000 convertible into 331,543,936 Shares at the conversion price of HK$7.81 per Share (subject to adjustments) using a fixed exchange rate of HK$1 = RMB0.9848. Assuming full exercise of the conversion rights attaching to the Convertible Bonds (other than NWD's Convertible Bonds) and Shares are allotted and issued pursuant to such exercise before 5:00 p.m. on the Record Date, a total of 325,563,145 new Shares would fall to be issued, which would result in the issue of 162,781,572 additional Rights Shares;

(2) there were outstanding Share Options in respect of 44,950,000 Shares, of which Share Options in respect of 18,077,050 Shares are Vested Share Options. Assuming full exercise of the subscription rights attaching to the Vested Share Options and Shares are allotted and issued pursuant to such exercise before 5:00 p.m. on the Record Date, a total of 18,077,050 new Shares would fall to be issued, which would result in the issue of 9,038,525 additional Rights Shares.

Save for the outstanding Convertible Bonds and Share Options as mentioned above, the Company has no other outstanding convertible securities or options in issue or other similar rights which confer any right to convert into or subscribe for Shares as at the Latest Practicable Date.

The aggregate number of nil-paid Rights Shares proposed to be provisionally allotted pursuant to the terms of the Rights Issue represents 50% of the Company's issued share capital as at the Latest Practicable Date and will represent approximately 33% of the Company's enlarged issued share capital immediately after the completion of the Rights Issue.

QUALIFYING SHAREHOLDERS

The Company will send the Prospectus Documents to the Qualifying Shareholders only. To the extent reasonably practicable, the Company will send copies of the Prospectus to each of the Non-Qualifying Shareholders and the respective holders of the Convertible Bonds and the Share Options for their information only but will not send any PAL or EAF to them.

To qualify for the Rights Issue, a Shareholder or an investor must be: (i) registered as a member of the Company at 5:00 p.m. on the Record Date; and (ii) not be a Non-Qualifying Shareholder.

The last day for dealing in the Shares on a cum-rights basis is Wednesday, 21 October 2009. The Shares will be dealt with on an ex-rights basis from Thursday, 22 October 2009.

In order to be registered as a member of the Company at 5:00 p.m. on the Record Date, any transfers of Shares must be lodged (together with the relevant share certificate(s)) with the Registrar for registration no later than 4:30 p.m. on the Record Date.

Holders of Convertible Bonds who wish to participate in the Rights Issue should exercise the conversion rights attaching to the Convertible Bonds in accordance with the terms and conditions thereof and be registered as holders of the Shares allotted and issued to them pursuant to such exercise with the Company before 5:00 p.m. on the Record Date.

Holders of the Vested Share Options who wish to participate in the Rights Issue should exercise the subscription rights attaching to the Vested Share Options in accordance with their respective terms and conditions and be registered as holders of the Shares allotted and issued to them pursuant to such exercise with the Company before 5:00 p.m. on the Record Date.

The latest time for acceptance of and payment for the Rights Shares is expected to be 4:00 p.m. on the Acceptance Date. The Company will apply to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Rights Shares in both their nil-paid and fully-paid forms.

Qualifying Shareholders who take up their pro rata entitlement in full will not suffer any dilution to their interests in the Company. If a Qualifying Shareholder does not take up any of his or her entitlement under the Rights Issue, his or her proportionate shareholding in the Company will be diluted.

RIGHTS OF THE NON-QUALIFYING SHAREHOLDERS

The Prospectus Documents are not intended to be registered or filed under the applicable securities legislation or equivalent legislation of any jurisdiction other than Hong Kong.

Based on the register of members of the Company at the Latest Practicable Date, the Company had a total of two Shareholders with registered addresses outside Hong Kong.

The Company is in the process of making enquiries regarding the feasibility of extending the Rights Issue to the Overseas Shareholders. The Company notes the requirements specified in Rule 13.36(2)(a) of the Listing Rules and will only exclude from the Rights Issue those Overseas Shareholders whom the Directors, after making enquiry regarding the legal restrictions under the laws of the relevant jurisdictions and the requirements of the relevant regulatory bodies or stock exchanges in such jurisdictions, consider it necessary or expedient to exclude. The basis of exclusion of such Overseas Shareholders from the Rights Issue, if any, will be disclosed in the Prospectus.

To the extent reasonably practicable, the Company will send copies of the Prospectus to the Non-Qualifying Shareholders and the respective holders of the Convertible Bonds and the Share Options for their information only, but the Company will not send any PAL and EAF to them.

Arrangements will be made for the Rights Shares which would otherwise have been provisionally allotted to the Non-Qualifying Shareholders to be sold in the market in their nil-paid form as soon as practicable after dealings in the nil-paid Rights Shares commence and in any event before dealings in nil-paid Rights Shares end if a premium in excess of all expenses of sale can be achieved. The aggregate net proceeds of such sale will be distributed by the Company to the Non-Qualifying Shareholders (pro-rata to their shareholdings at 5:00 p.m. on the Record Date), provided that if any of such persons would be entitled to a sum not exceeding HK$100, such sum will be retained by the Company for its own benefit. Any unsold Rights Shares to which such Non-Qualifying Shareholders would otherwise have been entitled will be made available for excess application on EAFs by the Qualifying Shareholders.

SUBSCRIPTION PRICE

The Subscription Price is HK$2.55 per Rights Share, payable in full upon acceptance of the relevant provisional allotment of Rights Shares or, where applicable, upon application for excess Rights Shares under the Rights Issue or when a transferee of nil-paid Rights Shares applies for the Rights Shares. The Subscription Price represents:

(1) a discount of approximately 38.11% to the Last Closing Price;

(2) a discount of approximately 29.17% to the theoretical ex-rights price (assuming no exercise of the Conversion and Subscription Rights) of approximately HK$3.60 per Share, which is calculated on the Last Closing Price;

(3) a discount of approximately 33.42% to the average of the closing prices of approximately HK$3.83 per Share as quoted on the Stock Exchange for the five consecutive trading days ending on the Last Trade Day;

(4) a discount of approximately 33.25% to the average of the closing prices of approximately HK$3.82 per Share as quoted on the Stock Exchange for the ten consecutive trading days ending on the Last Trade Day; and

(5) a discount of approximately 67.92% to the audited consolidated net asset value attributable to equity holders of the Company per Share as at 30 June 2009 of approximately HK$7.95.

The Subscription Price was determined by the Directors with reference to the market price of the Shares under the prevailing market conditions and the current financial position of the Group.

After taking into consideration the reasons for the Rights Issue as stated in the section headed "Reasons for the Rights Issue and use of proceeds" below, the Directors consider that the terms of the Rights Issue, including the Subscription Price and the discounts to the relative values as indicated above, to be fair and reasonable and in the interests of the Company and the Shareholders as a whole.

BASIS OF PROVISIONAL ALLOTMENT

The basis of the provisional allotment shall be one Rights Share for every two Shares held by the Qualifying Shareholders at 5:00 p.m. on the Record Date.

Application for all or any part of a Qualifying Shareholder's provisional allotment should be made by completing the PAL and lodging the same with a remittance for the Rights Shares being applied for.

FRACTIONAL ENTITLEMENTS TO THE RIGHTS SHARES

The Company will not provisionally allot fractions of Rights Shares. All fractions of Rights Shares will be aggregated and all nil-paid Rights Shares arising from such aggregation will be sold in the market for the benefit of the Company if a premium (net of expenses) can be achieved, and the Company will retain the proceeds from such sale. Any unsold fractions of Rights Shares will be available to meet excess applications by Qualifying Shareholders.

STATUS OF THE RIGHTS SHARES

The Rights Shares, when allotted, issued and fully-paid, will rank pari passu in all respects with the then existing Shares in issue, such that holders of fully-paid Rights Shares will be entitled to receive all future dividends and distributions which are declared, made or paid on or after the date of allotment and issue of the Rights Shares.

The Directors would like to inform Shareholders and potential investors that fully-paid Rights Shares shall entitle the holders thereof to the final dividend of HK$0.06 per Share for the financial year ended 30 June 2009 as recommended by the Directors on 8 October 2009, as the Rights Shares will be issued before Wednesday, 9 December 2009, being the date for determining entitlement to the final dividend. All transfers accompanied by the relevant share certificates must be lodged with the Registrar not later than 4:30 p.m. on Friday, 4 December 2009 to establish entitlements to the proposed final dividend.

APPLICATION FOR EXCESS RIGHTS SHARES

Qualifying Shareholders may apply, by way of excess application, for any unsold entitlements of the Non-Qualifying Shareholders, any unsold Rights Shares created by adding together fractions of the Rights Shares and any nil-paid Rights Shares provisionally allotted but not accepted by the Qualifying Shareholders.

Applications for excess Rights Shares can be made only by Qualifying Shareholders and only by completing an EAF and lodging the same with a separate remittance for the excess Rights Shares being applied for. The Board will allocate the excess Rights Shares at their discretion on a fair and equitable basis on the following principles:

(1) preference will be given to applications for less than a board lot of Rights Shares where they appear to the Directors that such applications are made to round up odd-lot holdings to whole-lot holdings and that such applications are not made with the intention to abuse this mechanism; and

(2) subject to the availability of excess Rights Shares after allocation under principle (1) above, the excess Rights Shares will be allocated to Qualifying Shareholders based on a sliding scale with reference to the number of the excess Rights Shares applied by them (i.e., Qualifying Shareholders applying for smaller number of Rights Shares will be allocated a higher percentage of the excess Rights Shares they have applied for whereas Qualifying Shareholders applying for a larger number of Rights Shares will be allocated a lower percentage of the excess Rights Shares they have applied for (although they will still receive a greater number of Rights Shares than those applying for a smaller number)).

Investors whose Shares are held by a nominee (or which are held in CCASS) should note that the Board will regard the nominee (including HKSCC Nominees Limited) as a single Shareholder according to the register of members of the Company. Accordingly, investors whose Shares are registered in the name of a nominee should note that the aforesaid arrangement in relation to the top-up of odd lots for allocation of excess Rights Shares will not be extended to them individually. Beneficial owners with their Shares held by a nominee (or held in CCASS) are advised to consider whether they would like to arrange for the registration of the relevant Shares in their own names prior to 4:30 p.m. on the Record Date.

Investors whose Shares are held by a nominee and would like to have their names registered on the register of members of the Company must lodge all necessary documents with the Registrar for completion of the relevant registration prior to 4:30 p.m. on the Record Date.

Qualifying Shareholders who wish to apply for any Rights Shares in addition to their provisional allotment, must complete and sign an EAF and lodge it, together with a separate remittance for the amount payable on application in respect of the excess Rights Shares applied for, with the Registrar by a time which is currently expected to be 4:00 p.m. on the Acceptance Date or such later time and/or date as may be agreed between the Company and the Joint Underwriters.

SHARE CERTIFICATES AND REFUND CHEQUES FOR THE RIGHTS ISSUE

Subject to the fulfilment of the conditions of the Rights Issue, share certificates for fully-paid Rights Shares are expected to be posted to those who have accepted and (where applicable) applied for, and paid for, the Rights Shares by ordinary post at their own risk on or before Wednesday, 18 November 2009. Refund cheques in respect of wholly or partially unsuccessful applications for excess Rights Shares (if any) are expected to be posted to the applicants by ordinary post at their own risk on or before Wednesday, 18 November 2009. Dealings in the fully-paid Rights Shares are expected to commence on or about Friday, 20 November 2009.

APPLICATION FOR LISTING OF THE RIGHTS SHARES ON THE STOCK EXCHANGE

The Company will apply to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Rights Shares in both their nil-paid and fully-paid forms. No part of the Shares is listed, or dealt in, or for which listing or permission to deal is being or is proposed to be sought, on any other stock exchange. The nil-paid and fully-paid Rights Shares are expected to have the same board lot size as the Shares (i.e. 400 Shares in one board lot).

Dealings in the Rights Shares in both their nil-paid and fully-paid forms will be subject to the payment of stamp duty and any other applicable fees and charges in Hong Kong.

RIGHTS SHARES WILL BE ELIGIBLE FOR ADMISSION INTO CCASS

Subject to the granting of the listing of, and permission to deal in, the Rights Shares in both their nil-paid and fully-paid forms on the Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the Rights Shares in both their nil-paid and fully-paid forms will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the respective commencement dates of dealings in the Rights Shares in both their nil-paid and fully-paid forms on the Stock Exchange or such other dates as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second settlement day after the date of the transaction.

All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. Shareholders should seek advice from their stockbroker or other professional adviser for details of those settlement arrangements and how such arrangements will affect their rights and interests.

UNDERWRITING ARRANGEMENTS

Principal Terms of the Underwriting Agreement

Date: 9 October 2009

Parties: the Company, NWD and the Joint Underwriters

Number of Underwritten Rights Shares: Not less than 593,091,937 Rights Shares (assuming no Shares have been allotted and issued before 5:00 p.m. on the Record Date pursuant to any exercise of the Conversion and Subscription Rights) and not more than 764,912,034 Rights Shares (assuming Shares have been allotted and issued before 5:00 p.m. on the Record Date pursuant to the full exercise of the Conversion and Subscription Rights).

The Underwritten Rights Shares will be underwritten by the Joint Underwriters on a several basis pro rata to each Joint Underwriter's relevant proportion of Underwritten Rights Shares.

Joint Underwriters' Commission: The commission payable by the Company in respect of the Rights Issue is 2.25% of the aggregate Subscription Price in respect of the actual number of Underwritten Rights Shares as determined at 5:00 p.m. on the Record Date.

The Board considers the terms of the Underwriting Agreement including the rate of commission to be fair and reasonable so far as the Company and the Shareholders are concerned.

Conditions of the Rights Issue and the Underwriting Agreement

The Rights Issue is conditional upon the Underwriting Agreement becoming unconditional. The obligations of the Joint Underwriters under the Underwriting Agreement are conditional upon:

(1) permission to deal in and listing of all the Rights Shares (in their nil paid and fully paid forms) being granted (subject only to allotment and despatch of the appropriate documents of title) by the Stock Exchange by no later than the Business Day prior to the commencement of trading of the Rights Shares (in their nil paid and fully paid forms respectively) and such permission not being withdrawn or revoked prior to the Latest Time for Termination;

(2) all relevant consents and approvals being obtained from the regulatory authorities, including the Stock Exchange and the SFC, as the case may require in connection with the Rights Issue by the relevant time that each consent and approval is required;

(3) compliance with and performance of the obligations of the Company taking place by the times specified in the Underwriting Agreement in connection with the making of the Rights Issue and the allotment and offer of the Rights Shares;

(4) compliance with and performance of the obligations of NWD taking place by the times specified in the Underwriting Agreement in connection with its irrevocable undertaking under the Underwriting Agreement; and

(5) receipt by the Joint Underwriters (in a form and substance satisfactory to them) of all relevant documents to be provided by the Company by the times specified in the Underwriting Agreement.

The Company and NWD shall use their reasonable endeavours to procure the fulfilment of each of the above conditions by the due time and/or date referred to in each case (or if no date is specified, by the Latest Time for Termination) and to procure that each of such conditions is fulfilled in sufficient time so that the date on which the Latest Time for Termination occurs falls on or before Monday, 30 November 2009 (or such later date as the Company and the Joint Underwriters may jointly agree) and in particular shall furnish such information, supply such documents, pay (in the case of the Company) such fees, give such undertakings and do all such acts and things as may reasonably be required by the Joint Underwriters and the Stock Exchange in connection with the making of the Rights Issue and the listing of the Rights Shares.

If any of the above conditions shall not have been fulfilled or waived if permitted by the terms of the Underwriting Agreement, in whole or in part by the Joint Underwriters by the specified time and date or the date on which the Latest Time for Termination occurs, or if the Latest Time for Termination will occur after Monday, 30 November 2009 (or such later date as the Company and the Joint Underwriters may jointly agree), the Underwriting Agreement shall terminate (save in respect of certain rights or obligations under the Underwriting Agreement) and the Rights Issue will not proceed.

The Joint Underwriters shall have the right, in their absolute discretion, by giving written notice to the Company and NWD on or before the latest time at which, or the latest day on which, any of the above conditions may be fulfilled:

(1) to extend the deadline for the fulfilment of any condition by such time or number of days or in such manner as the Joint Underwriters may determine;

(2) to waive such condition (other than conditions (1) and (2) above), and such waiver may be made subject to such terms and conditions as the Joint Underwriters may determine.

Lock-up

The Company has undertaken to the Joint Underwriters, and NWD has undertaken to the Joint Underwriters to procure that for the period from the date of the Underwriting Agreement and ending on the date which is 90 days from the date of completion of the Rights Issue (which is expected to be on Monday, 16 November 2009), except with the prior written consent of the Joint Underwriters (such consent not to be unreasonably withheld or delayed), the Company will not (except for the Rights Shares and save pursuant to: (1) the terms of the Share Option Scheme; or (2) the terms of the Convertible Bonds) (i) allot or issue or offer to allot or issue or grant any option, right or warrant to subscribe (either conditionally or unconditionally, or directly or indirectly, or otherwise) any Shares or any interests in Shares or any securities convertible into or exercisable or exchangeable for or substantially similar to any Shares or interest in Shares; (ii) buy back, cancel, retire, reduce, redeem, re-purchase, purchase or otherwise acquire any Shares; (iii) agree (conditionally or unconditionally) to enter into or effect any such transaction with the same economic effect as any of the transactions described in (i) above; or (iv) announce any intention to enter into or effect any such transaction described in (i), (ii) or (iii) above.

NWD has undertaken that it will not, and shall procure that (so far as applicable) Easywin shall not, without first having obtained the prior written consent of the Company and the Joint Underwriters:

(1) transfer or otherwise dispose of (including without limitation the agreement to dispose of, or the creation of any option or derivative) or acquire any Share or any interest therein between the date of the Underwriting Agreement and the Record Date; or

(2) transfer or otherwise dispose of (including without limitation the agreement to dispose of, or the creation of any option or derivative) or acquire (except by taking up Rights Shares provisionally allotted to it pursuant to the Rights Issue and pursuant to the Underwriting Agreement or acquiring nil-paid rights or submitting EAFs or acquiring Shares in circumstances which do not contravene the Listing Rules) any Share or any interest therein between the Record Date and 4:00 p.m. on the Acceptance Date.

NWD has further undertaken to the Company and the Joint Underwriters that for a period of 90 days from the date on which the Latest Time for Termination occurs, except with the prior written consent of the Joint Underwriters (such consent not to be unreasonably withheld or delayed) it will not and will procure that Easywin (whether directly or indirectly) will not:

(1) offer, lend, pledge, issue, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of (either conditionally or unconditionally, or directly or indirectly, or otherwise) any Shares (including the Rights Shares) or any interests therein beneficially owned or held by NWD or such controlled companies or any securities convertible into or exercisable or exchangeable for or substantially similar to any such Shares or interests;

(2) enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of such Shares, whether any such transaction described in (1) or (2) is to be settled by delivery of Shares or such other securities, in cash or otherwise; or

(3) announce any intention to enter into or effect any such transaction described in (1) or (2) above.

Termination of the Underwriting Agreement

The Underwriting Agreement contains provisions granting the Joint Underwriters, by notice in writing to the Company, the right to terminate the Underwriting Agreement on the occurrence of certain events.

The Joint Underwriters may at any time prior to the Latest Time for Termination terminate the Underwriting Agreement if:

(1) any material breach of any of the warranties or the undertakings given by the Company and NWD in the Underwriting Agreement comes to the knowledge of either of the Joint Underwriters, or there has been a material breach on the part of the Company or NWD of any other provision of the Underwriting Agreement; or

(2) any event occurs or matter arises, which, if it had occurred before the date of the Underwriting Agreement or before any of the times on which the warranties given by the Company and NWD in the Underwriting Agreement are deemed to be given, would have rendered any of those warranties untrue, incorrect or misleading in any material respect; or

(3) any statement contained in the Prospectus has become or been discovered to be untrue, incorrect, incomplete or misleading in any material respect, or matters have arisen or have been discovered which would, if the Prospectus was to be issued at the time, constitute a material omission therefrom; or

(4) the Company is required to produce a Supplementary Prospectus; or

(5) there is any adverse change in the business or in the financial or trading position or prospects of any member of the Group which in the opinion of the Joint Underwriters acting in good faith is material in the context of the Rights Issue; or

(6) permission to deal in and listing of all the Rights Shares (in their nil paid and fully paid forms) has been withdrawn by the Stock Exchange; or

(7) there has occurred, happened, come into effect or become public knowledge any event, series of events or circumstances concerning or relating to (whether or not foreseeable):

(i) any change in, or any event or series of events resulting in a change in (whether or not permanent) local, national or international financial, political, military, industrial, economic, legal, fiscal, regulatory or securities market matters or conditions or currency exchange rates or exchange controls (including without limitation, any declaration by the PRC, Hong Kong or the United States of a national emergency, any outbreak or escalation of hostilities, any acts of terrorism, or any other epidemics, calamity or crisis, in any of those places); or

(ii) the declaration of a banking moratorium by Hong Kong authorities; or

(iii) any moratorium, suspension or material restriction on trading in shares or securities generally, or the establishment of minimum prices, on the Stock Exchange; or

(iv) any suspension of dealings in the Shares for more than a period of three consecutive Business Days (other than as a result of announcing the Rights Issue); and

the effect of any of the matters listed in (i) to (iv) above (in the opinion of the Joint Underwriters acting in good faith): (a) is materially adverse to, or will materially and prejudicially affect, the Group or its prospects; (b) is material in the context of the Rights Issue; or (c) will or may materially and prejudicially affect the success of the Rights Issue, or make it inadvisable or inexpedient to proceed with the Rights Issue.

In the event the Joint Underwriters exercise their rights to terminate the Underwriting Agreement (save in respect of certain rights or obligations under the Underwriting Agreement), the obligations of all parties thereunder shall terminate forthwith. If the Joint Underwriters exercise such right, the Rights Issue will not proceed.

Irrevocable undertaking from NWD

As at the Latest Practicable Date, NWD and Easywin are the beneficial owners of 2,537,632,731 Shares and 113,351,879 Shares, respectively, representing in aggregate of approximately 69.09% of the existing entire issued share capital of the Company.

Pursuant to the Underwriting Agreement, NWD has irrevocably undertaken to the Company and the Joint Underwriters, among other things, to accept, or procure the acceptance of, the provisional allotment of the Committed Shares, which are to be allotted to it and Easywin under the Rights Issue in full and not to exercise any conversion rights attaching to the Convertible Bonds held by it at any time prior to 5:00 p.m. on the Record Date.

Upon the giving of written notice of termination, all the obligations of the Joint Underwriters, NWD and the Company under the Underwriting Agreement (save in respect of certain rights or obligations under the Underwriting Agreement) shall cease and no party shall have any Claim against any other party in respect of any matter or thing arising out of or in connection with the Underwriting Agreement (other than in respect of any antecedent breaches). If the Joint Underwriters exercise such right, the Underwriting Agreement will not become unconditional and the Rights Issue will not proceed. Further announcement will be made if the Underwriting Agreement is terminated by the Joint Underwriters.

EXPECTED TIMETABLE

The expected timetable for the proposed Rights Issue is set out below:

	2009
Last day of dealings in Shares on a cum-rights basis	Wednesday, 21 October
First day of dealings in Shares on an ex-rights basis	Thursday, 22 October
Latest time for lodging transfers of Shares and related documents in order to qualify for the Rights Issue. .	4:30 p.m., Friday, 23 October
Reference time on the Record Date	5:00 p.m., Friday, 23 October
Despatch of the Prospectus Documents	Wednesday, 28 October
First day of dealings in nil-paid Rights Shares............	Friday, 30 October
Latest time for splitting of nil-paid Rights Shares	4:30 p.m., Tuesday, 3 November
Last day of dealings in nil-paid Rights Shares............	Friday, 6 November
Latest time for acceptance of and payment for the Rights Shares and for application and payment for excess Rights Shares..	4:00 p.m., Wednesday, 11 November
Rights Issue expected to become unconditional...........	after 4:00 p.m., Monday, 16 November
Publication of the announcement of results of acceptance of and excess applications for the Rights Issue	Tuesday, 17 November
Refund cheques for wholly or partially unsuccessful applications for excess Rights Shares to be despatched on or before	Wednesday, 18 November
Share certificates for fully-paid Rights Shares to be despatched on or before	Wednesday, 18 November
First day of dealings in fully-paid Rights Shares	Friday, 20 November

Note: All times and dates in this announcement refer to Hong Kong local times and dates. Dates or deadlines specified in this announcement are indicative only and may be extended or varied by agreement between the Company and the Joint Underwriters. Any changes to the expected timetable will be published or notified to the Shareholders and the Stock Exchange as appropriate.

EFFECT OF BAD WEATHER ON LATEST TIME FOR ACCEPTANCE OF AND PAYMENT FOR RIGHTS SHARES

The latest time for acceptance of and payment for the Rights Shares will not take place if there is a tropical cyclone warning signal no. 8 or above, or a "black" rainstorm warning:

(1) in force in Hong Kong at any local time before 12:00 noon and no longer in force after 12:00 noon on Wednesday, 11 November 2009. Instead the latest time for acceptance of and payment for the Rights Shares and for application and payment for excess Rights Shares will be extended to 5:00 p.m. on the same Business Day; and

(2) in force in Hong Kong at any local time between 12:00 noon and 4:00 p.m. on Wednesday, 11 November 2009. Instead the latest time of acceptance of and payment for the Rights Shares and for application and payment for excess Rights Shares will be rescheduled to 4:00 p.m. on the following Business Day which does not have either of those warnings in force at any time between 9:00 a.m. and 4:00 p.m..

If the latest time for acceptance of and payment for the Rights Shares does not take place on the Acceptance Date, the dates mentioned in the section headed "Expected timetable" above may be affected. The Company will notify the Shareholders by way of announcements of any change to the expected timetable as soon as practicable.

EFFECT OF THE RIGHTS ISSUE ON SHAREHOLDINGS IN THE COMPANY

The shareholdings in the Company as at the Latest Practicable Date and immediately after the completion of the Rights Issue are and will be as follows:

Scenario 1:

Assuming no Shares (other than the Rights Shares) are allotted and issued before completion of the Rights Issue

	Immediately prior to 5:00 p.m. on the Record Date[1]		Immediately after completion of the Rights Issue (assuming all Rights Shares are taken up by the Qualifying Shareholders)		Immediately after completion of the Rights Issue (assuming no Rights Shares are taken up by the Qualifying Shareholders (save for NWD and Easywin))	
	No. of Shares	*Approximate %*	*No. of Shares*	*Approximate %*	*No. of Shares*	*Approximate %*
NWD	2,537,632,731	66.13	3,806,449,096	66.13	3,806,449,096	66.13
Easywin	113,351,879	2.96	170,027,818	2.96	170,027,818	2.96
NWD's affiliated companies	63,874,170	1.66	95,811,255	1.66	63,874,170	1.11
Directors	153,034,826	3.99	229,552,239	3.99	153,034,826	2.66
	2,867,893,606	74.74	4,301,840,408	74.74	4,193,385,910	72.86
Public	969,274,876	25.26	1,453,912,315	25.26	969,274,876	16.84
Joint Underwriters	—	—	—	—	593,091,937	10.30
Total	3,837,168,482	100.00	5,755,752,723	100.00	5,755,752,723	100.00

Scenario 2:

Assuming Shares have been allotted and issued before 5:00 p.m. on the Record Date pursuant to the full exercise of the Conversion and Subscription Rights but that otherwise no other Shares (other than the Rights Shares) are allotted and issued before completion of the Rights Issue

	Immediately prior to 5:00 p.m. on the Record Date[2]		Immediately after completion of the Rights Issue (assuming all Rights Shares are taken up by the Qualifying Shareholders)		Immediately after completion of the Rights Issue (assuming no Rights Shares are taken up by the Qualifying Shareholders (save for NWD and Easywin))	
	No. of Shares	*Approximate %*	*No. of Shares*	*Approximate %*	*No. of Shares*	*Approximate %*
NWD	2,537,632,731	60.70	3,806,449,096	60.70	3,806,449,096	60.70
Easywin	113,351,879	2.71	170,027,818	2.71	170,027,818	2.71
NWD's affiliated companies	63,874,170	1.53	95,811,255	1.53	63,874,170	1.02
Directors	178,346,980	4.27	267,520,470	4.27	178,346,980	2.84
	2,893,205,760	69.21	4,339,808,639	69.21	4,218,698,064	67.27
Public	1,287,602,917	30.79	1,931,404,376	30.79	1,287,602,917	20.53
Joint Underwriters	—	—	—	—	764,912,034	12.20
Total	4,180,808,677	100.00	6,271,213,015	100.00	6,271,213,015	100.00

1 Assuming no change in shareholdings from the Latest Practicable Date.

2 Assuming no change in shareholdings from the Latest Practicable Date other than pursuant to the exercise of the Conversion and Subscription Rights.

REASONS FOR THE RIGHTS ISSUE AND USE OF PROCEEDS

The Company is principally engaged in property development and property related investments as well as rental and hotel operation in the PRC. The Directors consider that taking into account the prevailing market conditions, it would be in the best interests of the Company and the Shareholders as a whole to raise long-term equity funding for refinancing the Company's existing borrowings and debts, including the possible redemption or repurchase of the outstanding Convertible Bonds. Pursuant to the terms of the Convertible Bonds, on 11 June 2010, each of the bondholders has the right to require the Convertible Bonds Issuer to redeem all or some of the Convertible Bonds held by them on that day.

Having considered other fund raising alternatives for the Group, including issuance of debt securities and share placements and taking into account the benefits and costs of each alternative, the Directors consider that the Rights Issue is the preferred means for the Group to raise long-term funds without subjecting itself to interest burden or additional debt. The Rights Issue also offers existing Shareholders the opportunity to avoid dilution. The Directors consider that the net proceeds of the Rights Issue will also strengthen the Company's capital base and enhance the Group's financial resilience, while at the same time the Rights Issue will enable all Shareholders to participate in the future development of the Company on equal terms.

The Directors believe that the Rights Issue is in the interests of the Group and the Shareholders as a whole for the reasons mentioned above.

The estimated gross proceeds from the Rights Shares will be not less than approximately HK$4,892.4 million before expenses.

The estimated expenses in relation to the Rights Issue, including financial, legal and other professional expenses, of approximately HK$38.4 million, will be borne by the Company. The net subscription price per Rights Share upon full acceptance of the relevant provisional allotment of Rights Shares is expected to be approximately HK$2.53.

The estimated net proceeds of the Rights Issue, after the deduction of all estimated expenses of HK$38.4 million, will be not less than approximately HK$4,854.0 million. The Directors currently intend to apply the net proceeds from the Rights Issue for:

— refinancing the Group's existing borrowings and debts, including the possible redemption or repurchase of the outstanding Convertible Bonds; and

— meeting the future funding requirements for the Group's property development and property related investment in the PRC and as additional general working capital of the Group.

Assuming the maximum number of Shares are allotted and issued before 5:00 p.m. on the Record Date pursuant to the full exercise of the Conversion and Subscription Rights, additional net proceeds of approximately HK$428.3 million will result from the increase in the number of Rights Shares. Such additional proceeds are intended by the Directors to be used as general working capital of the Group.

POSSIBLE ADJUSTMENTS TO THE CONVERTIBLE BONDS AND SHARE OPTIONS

As at the Latest Practicable Date, there are outstanding Convertible Bonds (including NWD's Convertible Bonds) with an aggregate principal amount of RMB2,550,000,000 convertible into 331,543,936 Shares at the conversion price of HK$7.81 per Share (subject to adjustments) using a fixed exchange rate of HK$1 = RMB0.9848. Assuming full exercise of the conversion rights attaching to the Convertible Bonds (other than NWD's Convertible Bonds) and Shares are allotted and issued pursuant to such exercise before 5:00 p.m. on the Record Date, a total of 325,563,145 new Shares would fall to be issued, which would result in the issue of 162,781,572 additional Rights Shares. There are also outstanding Share Options in respect of 44,950,000 Shares, of which Share Options in respect of 18,077,050 Shares are Vested Share Options. Assuming full exercise of the subscription rights attaching to the Vested Share Options and Shares are allotted and issued pursuant to such exercise before 5:00 p.m. on the Record Date, a total of 18,077,050 new Shares would fall to be issued, which would result in the issue of 9,038,525 additional Rights Shares.

As a result of the Rights Issue, the conversion price of the outstanding Convertible Bonds and the exercise price of the outstanding Share Options may be adjusted in accordance with the respective terms and conditions of the Convertible Bonds and the Share Option Scheme. The Company expects to make further announcement on the appropriate adjustments and the date it is to take effect in due course.

PREVIOUS FUND RAISING EXERCISE OF THE COMPANY

Save for the Rights Issue, the Company has not undertaken any equity fund raising exercise in the 12-month period immediately preceding the date of this announcement.

GENERAL

The Prospectus or Prospectus Documents, as appropriate, containing further information on the Rights Issue will be despatched to Shareholders as soon as practicable. Shareholders and potential investors should exercise caution in dealing in the Shares.

Pursuant to Rule 7.19(6)(a) of the Listing Rules, since the Rights Issue would increase the issued share capital of the Company by no more than 50%, the Rights Issue is not conditional on approval by the Shareholders.

NWD

Pursuant to the Underwriting Agreement, NWD has irrevocably undertaken to the Company and the Joint Underwriters, among other things, to accept, or procure the acceptance of, the provisional allotment of the Committed Shares, which are to be allotted to it and Easywin under the Rights Issue in full and not to exercise any conversion rights attaching to the Convertible Bonds held by it at any time prior to 5:00 p.m. on the Record Date.

The undertaking made by NWD in favour of the Company and the Joint Underwriters under the Underwriting Agreement does not constitute a notifiable transaction for NWD pursuant to the Listing Rules.

WARNING OF THE RISKS OF DEALING IN SHARES AND RIGHTS SHARES IN NIL-PAID FORM

The Shares are expected to be dealt in on an ex-rights basis from Thursday, 22 October 2009. Dealings in the Rights Shares in the nil-paid form are expected to take place from Friday, 30 October 2009 to Friday, 6 November 2009 (both dates inclusive). The Rights Issue is conditional upon the Underwriting Agreement becoming unconditional. If the conditions of the Rights Issue are not fulfilled (or waived) or if the Joint Underwriters terminate the Underwriting Agreement, the Rights Issue will not proceed.

Any Shareholder or other person contemplating selling or purchasing Shares or the Rights Shares or any other securities of the Company in their nil-paid form and who is in any doubt about his position, is recommended to consult his professional adviser. Any Shareholder or other person dealing in Shares or other securities of the Company up to the date on which all the conditions to which the Rights Issue is subject are fulfilled (and the date on which the Joint Underwriters' right of termination of the Underwriting Agreement ceases) and any person dealing in the nil-paid Rights Shares during the period from Friday, 30 October 2009 to Friday, 6 November 2009 (both dates inclusive) will accordingly bear the risk that the Rights Issue may not become unconditional or may not proceed.

RESUMPTION OF TRADING

At the request of the Company and NWD, trading in the Shares, the shares of NWD and the Convertible Bonds on the Stock Exchange was suspended from 2:30 p.m. on 9 October 2009 pending the release of this announcement. Application has been made to the Stock Exchange for resumption of trading in the Shares, the shares of NWD and Convertible Bonds with effect from 9:30 a.m. on Monday, 12 October 2009.

DEFINITIONS

Unless the context otherwise requires, the following expressions have the following meanings in this announcement:

"Acceptance Date"	Wednesday, 11 November 2009, being the latest time for acceptance of the offer of the Rights Shares
"Board"	the board of Directors or a duly authorised executive committee thereof
"BOCI Asia"	BOCI Asia Limited, a corporation registered with the SFC and licensed to conduct Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under SFO
"Business Day"	a day on which banks are generally open for normal banking business in Hong Kong other than Saturdays and Sundays
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC

"Claims"	any claims, actions, litigation, proceedings or investigations (whether by governmental or regulatory bodies or otherwise) demands, judgements or awards
"Committed Shares"	the 1,325,492,304 Rights Shares which NWD has irrevocably undertaken to accept or procure the acceptance of in the Rights Issue
"Company"	New World China Land Limited, a company incorporated in the Cayman Islands with limited liability and whose shares are listed on the main board of the Stock Exchange
"controlling shareholder"	has the meaning ascribed thereto in the Listing Rules
"Conversion and Subscription Rights"	the conversion rights attaching to the Convertible Bonds (other than NWD's Convertible Bonds) and the subscription rights attaching to the Vested Share Options
"Convertible Bonds"	the US Dollar Settled Zero Coupon Guaranteed Convertible Bonds due 2012 of an aggregate principal amount of RMB2.8 billion issued by the Convertible Bonds Issuer on 11 June 2007 and 28 June 2007 and guaranteed by the Company (of which an aggregate principal amount of RMB250,000,000 have been repurchased by the Group) (Stock Name: NWCLFL B1206) (Stock Code: 1517)
"Convertible Bonds Issuer"	New World China Land Finance Limited, a wholly-owned subsidiary of the Company
"Director(s)"	the director(s) of the Company
"EAF(s)"	the form(s) of application for excess Rights Shares to be issued in connection with the Rights Issue
"Easywin"	Easywin Enterprises Corporation Limited, a wholly-owned subsidiary of NWD
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"HKSCC"	Hong Kong Securities Clearing Company Limited
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HSBC"	The Hongkong and Shanghai Banking Corporation Limited, a corporation registered with the SFC and licensed to conduct Type 1 (dealing in securities), Type 4 (advising on securities), Type 5 (advising on futures contract) and Type 6 (advising on corporate finance) regulated activities under the SFO

"Joint Underwriters"	BOCI Asia and HSBC (in alphabetical order)
"Last Closing Price"	the closing price of HK$4.12 per Share as quoted on the Stock Exchange on the Last Trade Day
"Last Trade Day"	Thursday, 8 October 2009, being the last full trading day for the Shares before the release of this announcement
"Latest Practicable Date"	Thursday, 8 October 2009, being the latest practicable date prior to the release of this announcement for inclusion of certain information in this announcement
"Latest Time for Termination"	4:00 p.m. on the third Business Day after the latest time for acceptance of and payment for the Rights Shares which is expected to be Monday, 16 November 2009
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Non-Qualifying Shareholder(s)"	Overseas Shareholder(s) in respect of whom the Directors, based on legal advice, consider it necessary or expedient not to offer the Rights Shares on account either of the legal restrictions under the laws of the relevant place or the requirements of the relevant regulatory body or stock exchange in that place
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the main board of the Stock Exchange and which is the controlling shareholder of the Company
"NWD's Convertible Bonds"	the outstanding Convertible Bonds with a principal amount of RMB46,000,000 convertible into 5,980,791 Shares being held by NWD, which NWD has irrevocably undertaken to the Company and the Joint Underwriters not to exercise the conversion rights attaching thereto at any time prior to 5:00 p.m. on the Record Date
"Overseas Shareholder(s)"	Shareholder(s) whose name(s) appear on the register of members of the Company at 5:00 p.m. on the Record Date and whose address(es) as shown on such register is/are outside Hong Kong
"PAL(s)"	the provisional allotment letter(s) to be issued in connection with the Rights Issue
"PRC"	the People's Republic of China, which for the purpose of this announcement excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan
"Prospectus"	the prospectus to be issued by the Company for the Rights Issue

"Prospectus Documents"	the Prospectus, PAL and EAF
"Qualifying Shareholder(s)"	Shareholder(s), other than the Non-Qualifying Shareholder(s), whose name(s) appear on the register of members of the Company at 5:00 p.m. on the Record Date
"Record Date"	Friday, 23 October 2009 or such other time and date as the Joint Underwriters may agree in writing with the Company as the time and date by reference to which entitlements of the Qualifying Shareholders to subscribe for the Rights Shares are to be determined
"Registrar"	Tricor Standard Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong
"Rights Issue"	the issue by way of rights of one Rights Share for every two Shares in issue at 5:00 p.m. on the Record Date at a price of HK$2.55 per Rights Share
"Rights Shares"	new Shares to be allotted and issued under the Rights Issue (being not less than 1,918,584,241 and not more than 2,090,404,338 new shares)
"RMB"	Renminbi, the lawful currency of the PRC
"SFC"	the Securities and Futures Commission in Hong Kong
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended and supplemented from time to time
"Share(s)"	ordinary share(s) of HK$0.10 each in the share capital of the Company
"Share Option(s)"	the option(s) to subscribe for Share(s) granted under the Share Option Scheme
"Share Option Scheme"	the share option scheme adopted by the Company on 26 November 2002
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Price"	the subscription price of HK$2.55 per Rights Share
"Supplementary Prospectus"	any supplementary prospectus published by the Company pursuant to Rule 11.13 of the Listing Rules

"Underwriting Agreement"	the conditional underwriting agreement dated 9 October 2009 entered into between the Company, NWD and the Joint Underwriters in relation to the underwriting of the Underwritten Rights Shares and certain other arrangements in respect of the Rights Issue
"Underwritten Rights Shares"	the Rights Shares other than the Committed Shares (being not less than 593,091,937 and not more than 764,912,034 Rights Shares) underwritten by the Joint Underwriters pursuant to the terms of the Underwriting Agreement
"Vested Share Option(s)"	the Share Options that are validly vested to and exercisable by the holders thereof to enable them to subscribe for Shares to be allotted and issued to them on or before 5:00 p.m. on the Record Date (being Share Options in respect of 18,077,050 Shares as at the Latest Practicable Date)
"%"	per cent.

By order of the board of
New World Development Company Limited
Leung Chi-kin, Stewart
Company Secretary

By order of the board of
New World China Land Limited
Ngan Man-ying, Lynda
Company Secretary

Hong Kong, 9 October 2009

As at the date of this announcement, the board of directors of the Company comprises (a) nine executive directors, namely, Dr. Cheng Kar-shun, Henry, Mr. Doo Wai-hoi, William, Mr. Cheng Kar-shing, Peter, Mr. Cheng Chi-kong, Adrian, Mr. Leung Chi-kin, Stewart, Mr. Chow Kwai-cheung, Mr. Chow Yu-chun, Alexander, Mr. Fong Shing-kwong, Michael and Ms. Ngan Man-ying, Lynda; (b) a non-executive director, namely, Mr. Fu Sze-shing; and (c) three independent non-executive directors, namely, Mr. Cheng Wai-chee, Christopher, Mr. Tien Pei-chun, James and Mr. Lee Luen-wai, John.

As at the date of this announcement, the board of directors of NWD comprises (a) six executive directors, namely, Dato' Dr. Cheng Yu-tung, Dr. Cheng Kar-shun, Henry, Dr. Sin Wai-kin, David, Mr. Liang Chong-hou, David, Mr. Leung Chi-kin, Stewart and Mr. Cheng Chi-kong, Adrian; (b) four non-executive directors, namely, Mr. Cheng Kar-shing, Peter, Mr. Chow Kwai-cheung, Mr. Liang Cheung-biu, Thomas and Ms. Ki Man-fung, Leonie; and (c) four independent non-executive directors, namely, Mr. Yeung Ping-leung, Howard, Dr. Cha Mou-sing, Payson (alternate director to Dr. Cha Mou-sing, Payson: Mr. Cha Mou-zing, Victor), Mr. Ho Hau-hay, Hamilton and Mr. Lee Luen-wai, John.

This announcement is published on the websites of the Company (www.nwcl.com.hk), NWD (www.nwd.com.hk) and the Stock Exchange (www.hkexnews.hk).